Exhibit 99.1
THIRD QUARTER REPORT — OCTOBER 30, 2008
Based on US GAAP and expressed in US dollars

For a full explanation of results, the financial statements and Management’s Discussion & Analysis, full year guidance and mine statistics, please see the Company’s website, www.barrick.com.
Barrick Earns $0.29 Per Share ($0.40 Per Share Before Special Items) Reaffirms Gold Production and Cash Cost Guidance

Highlights
•	Barrick reported third quarter net income of $254 million ($0.29 per share) and operating cash flow of $542 million ($0.62 per share). Net income before special items of $97 million ($0.11 per share) was $351 million ($0.40 per share)[1] compared to $345 million ($0.40 per share) in the prior year period.

•	Third quarter cash margins increased 28% to $406 per ounce from the same period a year ago. The Company continues to sell the gold industry’s largest production into historically high market prices, realizing an average price of $872 per ounce.

•	Gold production rose to 1.95 million ounces at total cash costs of $466 per ounce[2], and copper production was 87 million pounds at total cash costs of $1.60 per pound[2]. As previously indicated, a stronger operating performance is expected in the last quarter of the year.

•	The Company expects 2008 gold production to be within its original guidance range at 7.6-7.8 million ounces. Expected total cash costs for the year continue to be in the range of $425-$445 per ounce.

•	Barrick’s three most advanced projects are expected to produce about 1.9 million ounces[3] of average annual production at lower cash costs than the Company’s current cost profile. Construction is 80% complete at the Buzwagi project in Tanzania with first gold expected in mid-2009. The Cortez Hills project in Nevada remains on track with an initial capital budget of about $500 million which is in line with the original estimate. Receipt of the Record of Decision is anticipated before year-end and production is anticipated in the first half of 2010. At the Pueblo Viejo project in the Dominican Republic, significant progress has been made on the demolition of historical facilities and site preparation work.

•	The Company completed a $1.25 billion bond offering in September. This transaction enhances the liquidity of the gold industry’s highest rated balance sheet with a cash balance of over $1.7 billion and an un-drawn credit facility of $1.5 billion at quarter end.
Barrick Gold Corporation reported Q3 production of 1.95 million ounces of gold at a cash margin of $406 per ounce compared to 1.93 million ounces produced at a cash margin of $316 per ounce for the prior year period. The realized gold price increased by $191 per ounce to $872 per ounce, significantly outpacing increases in cash costs.
     Barrick reported third quarter net income of $254 million ($0.29 per share) and operating cash flow of $542 million ($0.62 per share). Reported net income included special items of $97 million ($0.11 per share) for impairment charges relating to Barrick’s interest in Highland Gold and certain other portfolio investments. Excluding these items, net income was $351 million ($0.40 per share) compared to net income of $345 million ($0.40 per share) in the prior year period. Q3 net income was also impacted by the timing of gold shipments, with gold production exceeding sales by 136,000 ounces for the quarter.

[1]	Net income excluding special items is a non-GAAP measure. For further information on this measure, see pages 28-29 of the Company’s MD&A.

[2]	Total cash costs per ounce/pound is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to pages 31-33 of the Company’s MD&A.

[3]	Average annual production for the first full five years.

BARRICK THIRD QUARTER 2008	PRESS RELEASE

     “While gold prices have been volatile in the face of a global credit crisis as investors have liquidated positions across all asset classes, we continue to be positive about the underlying fundamentals of the gold market and the long-term prospects of Barrick,” said Peter Munk, Chairman and interim CEO. “The Company is well positioned to succeed in this challenging environment and continues to offer investors a unique opportunity to participate in the gold industry leader with the highest rated balance sheet, the largest production and reserves and a track record of generating strong earnings and cash flow.”
PRODUCTION AND COSTS
The Company expects 2008 gold production to be within its original guidance range at 7.6-7.8 million ounces. Expected total cash costs for the year continue to be in the range of $425-$445 per ounce.
     As previously indicated with second quarter results, total cash costs per ounce were higher this quarter, with more production coming from the North America and Australia Pacific regions and less production from the lower cost South America region. Higher production and lower cash costs are expected in the fourth quarter, compared to Q3.
     The South American business unit produced 0.52 million ounces of gold in Q3 at total cash costs of $265 per ounce. The Lagunas Norte mine continued to deliver outstanding results, producing 0.35 million ounces of gold at total cash costs of only $126 per ounce. With year-to-date production of 0.85 million ounces at cash costs of $126 per ounce, the operation is on track to deliver over 1.0 million ounces in 2008 for the third straight year. Veladero’s production of 94,000 ounces at higher cash costs was largely the result of sequencing through lower grade material during the quarter. Year to date production of 0.45 million ounces is almost a 50% increase from the prior year period as a result of higher grades, enhanced productivity and better equipment utilization and availability. A crusher expansion to increase throughput from 50,000 to 85,000 tonnes per day is underway and is expected to increase production capacity once completed in the second half of 2009.
     The North American business unit increased production to 0.78 million ounces in Q3, largely due to the Goldstrike operation, at total cash costs of $499 per ounce. Goldstrike produced 0.46 million ounces at cash costs of $439 per ounce as a result of transitioning to higher grade ore now that the waste stripping phase is completed. Performance of the North America region is expected to improve further in Q4 with both the Goldstrike and Cortez operations expecting their strongest production quarters of the year.
     Australia Pacific production of 0.50 million ounces increased largely as a result of higher production from Porgera, Kanowna, Kalgoorlie and Cowal. These higher production levels are expected to be sustained in Q4 but at lower cash costs than the $608 per ounce recorded in Q3. Improved performances are expected at a number of mines including Cowal where accelerated east wall remediation work remains on track to be completed in Q4, at which time higher grade ore is expected to be released.
     Production from the African business unit was 0.14 million ounces in Q3 at total cash costs of $614 per ounce. The Bulyanhulu mine is expected to show improvement moving forward with the progressive ramp-up of underground development and training of the workforce following the illegal strike in late 2007.
     Q3 copper production of 87 million pounds is expected to increase in Q4 as Zaldívar’s remaining acid requirements for 2008 have been secured. Copper cash costs in Q3 reflect higher electricity and labor costs at Zaldívar, where new contracts came into effect in July. The recent decline in oil prices is expected to provide some relief from escalating energy prices. Barrick expects 2008 cash costs of about $1.25 per pound, which is in line with the original guidance range. The Company now expects 2008 production of 360-370 million pounds due to the effects from acid supply shortages earlier in the year. The Company is fully hedged for the rest of 2008 and for 2009 with an average floor price of just over $3.00 per pound.

BARRICK THIRD QUARTER 2008	2	PRESS RELEASE

PROJECTS UPDATE
Barrick’s three most advanced projects are expected to contribute about 1.9 million ounces of average annual production in their first full five years at lower cash costs than the Company’s current cost profile. Construction of the Buzwagi project in Tanzania is about 80% complete and within its pre-production capital budget of $400 million. First gold is anticipated on schedule in mid-2009.
     In the Dominican Republic, the Pueblo Viejo project is about six months into an expected three and a half year construction period with significant progress being made on the demolition of historical facilities and site preparation work. The project is tracking within its $2.7 billion (100% basis) pre-production capital budget.
     The Cortez Hills project in Nevada remains on track with an initial capital budget of about $500 million, which is in line with the original estimate. Approximately 60% of funds have been committed or spent and the receipt of the Record of Decision (ROD) is anticipated before year-end. Production is expected in the first half of 2010.
     At Pascua-Lama, the majority of remaining key sectoral permits, including water rights, have been granted by the government of San Juan province in Argentina. Progress was also made on certain fiscal matters at the federal level in Argentina; however, the resolution of cross-border taxation between Chile and Argentina remains outstanding.
EXPLORATION4
Based on positive results from the drill program at the North High Grade Bullion zone discovery at Turquoise Ridge, the current 1,500 foot drift will be extended an additional 1,000 feet to further test the extent of the high grade mineralization outlined to date. Results from the current underground program continue to confirm the multi-million ounce potential of the zone.
CORPORATE DEVELOPMENT
Subsequent to quarter end, Barrick completed the sale of non-core royalties to Royal Gold for $150 million in cash and a significant reduction in future royalties payable to Royal Gold on the Crossroads deposit at Barrick’s 100% owned Cortez property. The Company expects to record a pre-tax gain of about $165 million on the transaction in Q4.
     Barrick acquired Cadence Energy Inc. and the Sturgeon Lake oil assets from Daylight Resources Trust for an expected combined cost of approximately Cdn$487 million. These transactions form part of a long-term strategy to economically hedge about 30% of the Company’s current global oil usage at lower rates than currently available in the forward market.
CORPORATE SOCIAL RESPONSIBILITY
Barrick remains committed to a global strategy to help build sustainable, healthy communities. The Company is pleased to have been listed on the Dow Jones Sustainability Index (World) for the first time, ranking the company as a global leader in corporate social responsibility. The Company had previously been listed on the Dow Jones Sustainability Index (North America) and was included in the regional listing again this year.
FINANCIAL POSITION
At September 30, 2008, Barrick maintained the gold industry’s only A-rated balance sheet, with a cash balance of $1.7 billion and net debt of $2.5 billion. In September, the Company issued $1.25 billion in long-term debt to repay amounts owing under its $1.5 billion credit facility, which is now fully available. “We are pleased to have completed the largest public financing in our history,” said Jamie Sokalsky, Executive Vice President and Chief Financial Officer. “Our ability to raise this level of long-term debt at attractive rates in these difficult credit markets is a testament to our financial strength.”

[4]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Vice President, Global Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK THIRD QUARTER 2008	3	PRESS RELEASE

OUTLOOK
The continuation of lower input costs starting to be seen in the market place should help to mitigate the impact on margins in the future, assuming this trend continues. Oil prices have declined from a peak of $147 per barrel to the current levels below $70 per barrel. Energy costs comprise about 25% of the Company’s total operating expenditures and recent price declines are expected to provide some relief from the unprecedented industry cost pressures experienced in 2008. There has also been recent moderation in certain other consumable costs such as sulfuric acid and steel grinding media. At the same time, while the gold price has recently experienced weakness, its underlying fundamentals and the long-term prospects for Barrick remain positive and are supported by the industry’s highest rated balance sheet.
*****
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

BARRICK THIRD QUARTER 2008	4	PRESS RELEASE

Key Statistics

Barrick Gold Corporation	Three months ended		Nine months ended
(in United States dollars)	September 30,		September 30,
(Unaudited)	2008	2007	2008	2007

Operating Results
Gold production (thousands of ounces)[1]	1,945	1,931	5,545	5,917
Gold sold (thousands of ounces)[1]	1,809	1,886	5,404	6,013
Per ounce data
Average spot gold price	$872	$680	$897	$666
Average realized gold price[2,3]	872	681	895	558
Total cash costs[4]	466	365	432	337
Amortization and other[5]	134	126	116	107
Total production costs	600	491	548	444
Copper production (millions of pounds)	87	99	260	300
Copper sold (millions of pounds)	85	111	262	308
Per pound data
Average spot copper price	$3.49	$3.50	$3.61	$3.22
Average realized copper price[2,3]	3.49	3.38	3.56	3.22
Total cash costs[4]	1.60	0.90	1.20	0.82
Amortization and other[5]	0.38	0.29	0.37	0.32
Total production costs	1.98	1.19	1.57	1.14

Financial Results (millions)
Sales	$1,878	$1,684	$5,803	$4,415
Net income before special items[6]	351	345	1,348	1,225
Net income	254	345	1,253	582
Operating cash flow	542	557	1,767	1,056
Per Share Data (dollars)
Net income before special items (basic)[6]	0.40	0.40	1.55	1.41
Net income (basic)	0.29	0.40	1.44	0.67
Net income (diluted)	0.29	0.39	1.42	0.67
Operating cash flow (basic)	0.62	0.64	2.03	1.22
Operating cash flow (diluted)	0.61	0.63	2.00	1.20
Weighted average basic common shares (millions)	872	867	872	866
Weighted average diluted common shares (millions)[7]	884	879	885	878

	As at	As at
	September 30,	December 31,
	2008	2007

Financial Position (millions)
Cash and equivalents	$1,746	$2,207
Non-cash working capital	1,122	1,029
Long-term debt	4,382	3,153
Shareholders’ equity	16,160	15,256

[1]	Production includes equity gold ounces in Highland Gold. Gold production also includes an additional 20% share of production from the Porgera mine and 40% share of production from the Cortez mine, from April 1, 2007 and March 1, 2008 onwards, respectively.

[2]	Calculated as consolidated gold sales divided by consolidated ounces sold or consolidated copper sales divided by consolidated pounds sold.

[3]	Realized prices represents gold and cooper revenues under US GAAP. adjusted for unrealized gains and losses on non-hedge derivatives and unrealized mark to market provisional price adjustments. For further information on this performance measure, refer to pages 30-31 of the Company’s MD&A

[4]	Represents equity cost of goods sold plus royalties and production taxes, less by-product revenues, divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to pages 31-33 of the Company’s MD&A. Excludes amortization, accretion, unrealized non-hedge gains or losses and inventory purchase accounting adjustments.

[5]	Represents equity amortization expense, unrealized gains on non-hedge currency and commodity contracts and inventory purchase accounting adjustments at the Company’s producing mines, divided by equity ounces of gold sold or pounds of copper sold.

[6]	In 2008, special items include impairment charges on our investment in Highland Gold and other investments in junior gold mining companies. The year to date amounts also include amounts previously recorded for Asset-Backed Commercial Paper. In 2007, amounts include the impact of deliveries into gold sales contracts and an equity loss in Highland Gold. For further information on this performance measure, refer to pages 29-30 of the Company’s MD&A.

[7]	Fully diluted, includes dilutive effect of stock options and convertible debt.

BARRICK THIRD QUARTER 2008	5	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production				Gold Production
	(attributable ounces)		Total Cash Costs ($/oz)		(attributable ounces)		Total Cash Costs ($/oz)
	(000’s)				(000’s)
	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2008	2007	2008	2007	2008	2007	2008	2007

North America[1]	775	787	$499	$376	2,082	2,399	$498	$356
South America	522	429	265	213	1,599	1,459	243	185
Australia Pacific	503	558	608	467	1,410	1,559	524	445
Africa	136	146	614	359	430	469	532	356
Other	9	11	410	595	24	31	410	504

Total	1,945	1,931	$466	$365	5,545	5,917	$432	$337

	Copper Production				Copper Production
	(attributable pounds)		Total Cash Costs ($/lb)		(attributable pounds)		Total Cash Costs ($/lb)
	(millions)				(millions)
	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2008	2007	2008	2007	2008	2007	2008	2007

South America	64	80	$1.56	$0.69	205	238	$1.06	$0.67
Australia Pacific	23	19	1.76	1.45	55	62	1.69	1.43

Total	87	99	$1.60	$0.90	260	300	$1.20	$0.82

	Total Gold Production Costs ($/oz)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2008	2007	2008	2007

Direct mining costs at market foreign exchange rates	$483	$377	$452	$347
Realized gains on currency and commodity hedge contracts	(39)	(25)	(37)	(21)
By-product credits	(9)	(10)	(15)	(12)

Cash operating costs	435	342	400	314
Royalties	26	20	28	19
Production taxes	5	3	4	4

Total cash costs[2]	466	365	432	337
Amortization	112	126	112	106
Unrealized losses on non-hedge currency and commodity contracts	18	—	—	1
Inventory purchase accounting adjustments and other	4	—	4	—

Total production costs	$600	$491	$548	$444

	Total Copper Production Costs ($/lb)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2008	2007	2008	2007

Cash operating costs	$1.58	$0.88	$1.18	$0.81
Royalties	0.02	0.02	0.02	0.01

Total cash costs[2]	1.60	0.90	1.20	0.82
Amortization	0.38	0.29	0.37	0.32

Total production costs	$1.98	$1.19	$1.57	$1.14

[1]	Barrick’s share of Cortez[1] production and total cash costs increased to 100% effective March 1, 2008.

[2]	Total cash costs per ounce/pound excludes amortization, accretion, unrealized gains on non-hedge currency and commodity contracts and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this Third Quarter Report 2008.

For more information, see pages 31 to 33 of the Company’s MD&A.

BARRICK THIRD QUARTER 2008	6	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2008, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of September 30, 2008, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three and nine month periods ended September 30, 2008 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 34 to 37. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2007, the related annual MD&A included in the 2007 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this third Quarter Report 2008, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of the global economy, including the state of the global credit markets and the resulting potential impact of the ability of the company to obtain financing on acceptable terms which could impact the Company’s decisions to make expenditures as well as the Company’s liquidity position generally; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Papua New Guinean kina, Argentinean peso, and the Peruvian sol versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk, mark-to-market risk and counterparty risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those

BARRICK THIRD QUARTER 2008	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Third Quarter Report 2008, are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.
CONTENTS

Core Business and Market Overview	8
Financial and Operational Results	11
Significant Acquisitions and Divestitures	14
Operating Segments Review	14
Review of Significant Operating Expenses	18
Quarterly Information	21
Financial Condition Review	21
New Accounting Policies and Accounting Estimates	26
Non-GAAP Financial Measures	28
CORE BUSINESS AND MARKET OVERVIEW
Core Business
We are the world’s preeminent gold mining company. Our annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper at some of our operating mines. We presently generate revenue and cash flow from the production and sale of gold and copper. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts between (ourselves and various third parties.
Current Market Conditions
The recent unprecedented events in the global financial markets have had a profound impact on the global economy. Virtually all industries, including the gold and copper mining businesses, are impacted by these market conditions. Some of the key impacts of the current market turmoil include: a sharp contraction in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of a number of large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on our business. In particular:
•	The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity. Refer to the Capital Projects, Liquidity and Project Gold Sales Contract sections of this MD&A for details of the potential impact of current credit/liquidity conditions on our business.

•	The devaluation and volatility in gold and copper prices impacts the amount of our revenues, and our earnings and cash flow. For further details with respect to the impact of these items on our operating results see pages 11 to 13 of this MD&A.

•	Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. For further details of the impact of these items on our operating results see pages 11 to 13 of this MD&A.

•	The devaluation of gold, copper, silver, platinum group metals and nickel impacts our project pipeline. Please see the Capital Projects section of this MD&A for further details.

•	The devaluation and volatility of global stock markets impacts the valuation of our equity investments. See pages 11, 20, and 29 of this MD&A for details of an impairment charge recorded in this period as a result of these market conditions.
Gold and Copper Prices
During the quarter, the gold price traded in a range of $737 to $988 per ounce, closing at $885, and averaged $872, an increase of 28% from the prior year period. Gold continued to be influenced by low interest rates, volatility in the credit and financial markets and movements in the US dollar. Despite the deterioration in capital markets, including the bankruptcy filing by a major US investment bank and the bail out of other financial institutions, the US dollar rallied and triggered substantial selling of asset classes, including gold, to generate liquidity. This was evidenced by a 12 million ounce reduction in long gold positions on the NYMEX by early October. During this period, demand from the general public increased as gold held in global ETFs increased to 35 million ounces and sales of gold coins have been very strong.

BARRICK THIRD QUARTER 2008	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales from the official sector under the Central Bank Gold Agreement were approximately 360 tons, or approximately 70% of their full-year quota.
On the supply side, industry mine production declined 9% in the first half of 2008, and we continue to believe the trend of lower global production since 2001 will continue into the future due to a lack of new major discoveries, an increasingly complex operating and permitting environment, decreasing ore grades, increasing capital and operating costs across the industry, and the difficulty of financing new projects in the current market environment.
Copper prices declined over third quarter 2008, from a high of $4.06 to a low of $2.80, closing at $2.91 and averaging $3.49 per pound for the quarter, a decrease of 9% over the prior quarter. Subsequent to September 30, 2008, copper prices declined further reaching a low of $1.63 on October 27, 2008, as the increased probability of a global recession, which would reduce demand for copper and other industrial metals, was factored into market expectations. We are fully hedged for our 2008 and 2009 copper production through a combination of copper-denominated notes and the use of option contracts. Through our copper hedge position we have established a floor price of $3.03 per pound for expected copper production in the fourth quarter 2008. For 2009, we have established an average floor price of $3.04 per pound.
Currency Exchange Rates
In third quarter 2008, the Canadian dollar weakened against the US dollar as a result of declining energy and commodity prices and the related risk of a slowing economy in Canada. The Australian dollar traded as high as $0.98 against the US dollar before declining to a low of $0.78 due to growing concerns for the global economy and the expectation of decreasing interest rate differentials. Subsequent to quarter end, the Australian dollar continued to weaken against the US dollar, trading as low as $0.60. Our overall hedge rates for 2008 and 2009 for expected Australian and Canadian operating expenditures are $0.78 and $0.91, and $0.78 and $0.94 respectively, compared to 2007, hedge rates of $0.77 and $0.80, respectively. In addition, in third quarter 2008, we added hedges of AUD$471 million, increasing our hedging of operating exposures for 2011 and 2012 to 82% and 63%, respectively. We are fully hedged for Australian dollar exposures in 2010 at a rate of $0.80.
Inflationary Cost Pressures
The mining industry has been experiencing high volatility in prices for crude oil, electricity, and many commodities and consumables used in the production of gold and copper. Crude oil prices traded in a wide range of $91 to $147 per barrel and averaged $118 per barrel in the quarter, a decrease of 5% compared to the prior quarter. Crude prices reached all-time highs in the third quarter before declining 32% on concerns of a slowdown in global demand to end the quarter at $101 per barrel, and to below $65 per barrel subsequent to the close of third quarter. We currently consume approximately 3.5 million barrels of oil directly at our operations on an annual basis, and consequently the high volatility in crude prices has a significant direct impact on our production costs. The significant decline in oil prices, particularly subsequent to quarter end, is expected to provide some relief from the oil price related cost pressures experienced to date.
To help mitigate volatile oil prices, we have a fuel hedge position equivalent to 6.0 million barrels of oil at an average price of $91 per barrel, which is primarily designated for our Nevada-based mines. This fuel hedge position represents about 100% of our total estimated consumption for the remainder of 2008, 62% of our consumption in 2009, 35% in 2010 and approximately 13-20% of our total estimated consumption in 2011 through 2013. In addition, our purchase of Cadence Energy Inc. (“Cadence Energy”) and the Sturgeon Lake oil assets from Daylight Resources Trust in the third quarter is part of a long-term strategy to economically hedge oil price exposure.
The all-time high crude oil prices reached in the third quarter have also been a significant driver of the cost inflation that we experienced across our entire supply chain in third quarter, particularly for other commodities and consumables that were used in the production process as suppliers passed on to us the impact of higher oil prices on their own manufacturing and transportation costs. With the subsequent decline in crude oil prices, we also expect to see moderation in other input costs, particularly if crude oil prices stabilize.
In the case of sulfuric acid, we have been subject to a period of high market prices and supply shortages, which have significantly increased production costs and disrupted production levels at Zaldívar. We have now secured a supply of sulfuric acid which should reduce the risk of future supply shortages for the remainder of the year. In addition, we expect to benefit from the recent moderation of sulfuric acid prices.

BARRICK THIRD QUARTER 2008	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

Electricity prices eased towards the end of the third quarter, primarily due to the decrease in the prices of fuels, including diesel, coal, propane, and natural gas, which are used for power generation. However, prices still remain comparatively high compared with historical rates. In particular, the price of natural gas in North America and Australia declined significantly in the third quarter of 2008, with prices at the end of the quarter in line with those experienced in 2007. We continue to pursue alternative strategies to reduce our energy cost exposure, such as the operation of our natural gas-fired electricity plant to power our Nevada based-mines and our proposed wind farm in Chile.
The global mining boom has resulted in high demand for geologists, metallurgists, mining engineers and experienced miners, which has led to increased turnover and upward pressure on our labor costs. These trends have impacted each of our regions, and the Australia-Pacific and South America regional business units in particular. In Australia, the primary reason for the rising labor costs is the increase in mining activity, which has led to a shortage of qualified mining professionals. In South America, the primary cause of rising labor costs is local inflation. There are a number of initiatives underway to manage labor costs and staff retention including remuneration review, long term incentives, and leadership and safety programs.
In addition to the volatile environment for operating expenses, we are also subject to cost pressures with respect to capital expenditures related to our Capital Projects. In particular, the cost of steel is a significant proportion of pre-production capital costs at our development projects. Steel prices have been volatile since February 2008, when steel billet contracts began trading on the London Metal Exchange (LME). From the introduction of the October 2008 Mediterranean Steel Futures contract on the LME to the end of the third quarter, prices traded in a $760 per tonne range ($505-$1,265), closing the quarter at $555 per tonne. The fluctuations in the price of steel are a result of broad volatility in commodity prices.
US Dollar Interest Rates
Interest rates are expected to remain low in the near term as the US Federal Reserve attempts to deal with concerns of a sluggish economic environment in the US. However, commercial credit spreads continue to widen, largely in response to the global re-pricing of credit. Rising credit spreads would increase our costs of new financing if the situation persists.
In the third quarter, through wholly owned subsidiaries, we completed the sale of $1.25 billion in debt securities comprised of: $500 million of 6.80% notes due 2018 and $250 million of 7.50% notes due 2038 of Barrick North America Finance LLC; and $500 million of 6.125% notes due 2013, of Barrick Gold Financeco LLC. Following the issuance of debt securities, we repaid the amounts previously drawn under our $1.5 billion credit facility to fund the acquisition of Cortez and Cadence Energy.
At present, Barrick’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under U.S. dollar interest-rate swaps and to the interest payments on Barrick’s variable-rate debt ($0.37 billion at the end of third quarter 2008), interest receipts on Barrick’s cash balances ($1.7 billion at the end of third quarter 2008) and the valuation and forward prices of our Project Gold Sales Contracts. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.

BARRICK THIRD QUARTER 2008	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL RESULTS

	Three months ended September 30		Nine months ended September 30
($ millions, except per share, per ounce/pound data in dollars)	2008	2007	2008	2007

Net income	$254	$345	$1,253	$582
Per share	0.29	0.40	1.44	0.67
Adjusted net income[1]	254	345	1,253	1,196
Per share	0.29	0.40	1.44	1.38

EBITDA	634	713	2,545	1,649
Adjusted EBITDA[2]	634	713	2,545	2,285

Operating cash flow	542	557	1,767	1,056
Per share	0.62	0.64	2.03	1.22
Adjusted operating cash flow[3]	542	557	1,767	1,692
Per share	$0.62	$0.64	$2.03	$1.94

Total Assets			24,360	21,421
Total Liabilities			$8,007	$6,540

[1]	Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted net income is an operating performance measure with no standardized meaning under GAAP. For further information, please see pages 28 to 29.

[2]	Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted EBITDA is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 30.

[3]	Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted operating cash flow is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 29.
Special Items — Effect on Earnings Increase (Decrease)

	Three months ended September 30				Nine months ended September 30
	Pre-Tax		Post-Tax		Pre-Tax		Post-Tax
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007
Impact of deliveries into Corporate Gold Sales Contracts	$—	$—	$—	$—	$—	$(636)	$—	$(623)
Impairment Charges/ Recovery — ABCP[1]	(112)	—	(97)	—	(109)	(20)	(95)	(20)

Total	$(112)	$—	$(97)	$—	$(109)	$(656)	$(95)	$(643)

[1]	In the third quarter of 2008, we recorded an impairment charge on our investment in Highland Gold and other investments in junior gold mining companies, due to the devaluation and volatility of global stock markets. The year to date totals also reflect amounts previously recorded for Asset Backed Commercial Paper in first and second quarter. The amount in 2007 represents an impairment charge that was recorded in first quarter 2007 resulting from damages caused by the fire in the underground part of the Central Shaft at Highland’s Darasun mine.
In third quarter 2008, net income was $254 million, compared to $345 million in the same prior year period. Net income includes impairment charges on investments totaling $97 million, principally due to a write-down of our investment in Highland Gold whose share price declined from $3.49 on June 30, 2008, to $1.21 on September 30, 2008, and was recently trading at around $0.76. Excluding special items, net income was slightly higher than the prior year period, as higher gold prices were partly offset by higher gold and copper total cash costs. Although gold production was higher than the prior year period, gold sales volumes were lower due to a temporary increase in unsold finished goods inventory at Goldstrike and Bulyanhulu due to the timing of shipments. We expect to sell this production in fourth quarter 2008, generating an expected profit contribution of approximately $27 million.
Adjusted EBITDA was $634 million, down $79 million or 11% from the prior year period, mainly due to the impact of the timing of shipments of third quarter gold production.
Key Factors Affecting Net Income1

[1]	Net income excludes the impact of impairment charges included in the special items table.

BARRICK THIRD QUARTER 2008	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Key Operational Statistics

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
	2008	2007	2008	2007	2008	2007	2008	2007

Tons mined (000’s)	169,741	167,433	19,231	20,915	508,259	493,358	61,440	66,381
Ore tons processed (000’s)	52,910	41,998	9,946	10,107	139,776	126,528	30,296	27,797
Average Grade (ozs/ton and percentage)	0.043	0.056	0.683	0.707	0.049	0.051	0.635	0.722
Production (‘000s oz/millions lbs)[1]	1,945	1,931	87	99	5,545	5,917	260	300
Sales[2]
’000s oz/millions lbs	1,809	1,886	85	111	5,404	6,013	262	308
$ millions	$1,593	$1,293	$274	$391	$4,885	$3,383	$907	$1,032
Market price[3]	872	680	3.49	3.50	897	666	3.61	3.22
Realized price3,[4]	872	681	3.49	3.38	895	558	3.56	3.22
Total cash costs1,3,[5]	466	365	1.60	0.90	432	337	1.20	0.82
Amortization[3]	134	126	0.38	0.29	116	107	0.37	0.32
Total production costs[1,2,3]	$600	$491	$1.98	$1.19	$548	$444	$1.57	$1.14

[1]	Gold production and total cash cost per ounce/pound/ton statistics reflect our equity share of production.

[2]	Gold sales ($millions) reflect our equity share of sales.

[3]	Per ounce/pound weighted average.

[4]	Realized gold and copper prices exclude unrealized non-hedge derivative gains and losses and unrealized gains and losses on embedded derivatives. Realized price is a performance measure that is used throughout this MD&A. For more information see pages 30 to 31.

[5]	Total cash costs per ounce/pound statistics exclude amortization, accretion and inventory purchase accounting adjustments. Total cash costs per ounce/pound is an operating performance measure that is used throughout this MD&A. For more information see pages 31 to 33.
Cash margins for gold increased by 28% in third quarter 2008, over the same prior year period. In 2008, cash margins peaked in the first quarter and have declined in subsequent quarters largely due to a declining trend in spot gold prices.

[1]	Amounts represent cash margins on both spot price and realized price. Cash margins on spot prices reflect margins excluding deliveries to eliminate Corporate Gold Sales Contracts.
Production
In third quarter 2008, total tons mined and ore tons processed increased by 1% and 26% respectively, over the prior year period. The increase in total tons processed reflects increases in ownership at Cortez and Porgera, partly offset by decreases in processing rates at Bald Mountain, Kanowna and Pierina. The increase in total tons mined reflects the impact of the increase in ownership at the above mines, as well as higher waste mining at Veladero and North Mara; ongoing remediation work related to the east wall slip at Cowal; and the impact of the expansion of existing operations at Golden Sunlight, partly offset by the end of an extended waste stripping phase at Goldstrike; mine plan revisions at Tulawaka where open pit activities came to an end in September and the effect of the sale of the Paddington Mill in 2007. Ore grades have decreased by 23% in 2008, compared to the same prior year period primarily due to the processing of lower-grade ore at Cortez; mine sequencing at Ruby Hill; mine plan revisions at North Mara due to the excavator fire in January 2008; the end of operations at Eskay Creek in first quarter; and the impact of the east wall slip at Cowal.
We expect production to increase in fourth quarter 2008, largely due to availability of higher grade ore at Goldstrike following an extensive waste stripping phase. We continue to expect production to trend towards the lower end of our original production guidance as a result of lower mining rates at Bulyanhulu due to the continuing effects of the strike; lower ore grades at Plutonic; limited access to higher grade ore at Cowal due to the east wall failure; and the impact of placing the Getchell mine on care and maintenance. We expect higher production at

BARRICK THIRD QUARTER 2008	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte and Goldstrike, primarily due to increasing grades, to partially offset the decreases listed.
In third quarter 2008, copper production was 12 million pounds lower than third quarter 2007, primarily due to acid supply shortages that are impacting leach recovery rates at Zaldívar partly offset by higher production at Osborne as hanging wall issues in the high grade block were resolved allowing access to higher grade zones. We now expect our full year production of copper to be about 360 to 370 million pounds, largely due to the impact of acid supply shortages at Zaldívar.
Realized Prices
Realized gold prices were $872 per ounce, up 28% or $191 per ounce compared to the same prior year period due to higher market gold prices. Realized copper prices in 2008 were $3.49, which is in line with the average spot price for the quarter compared to $3.38 in the same prior year period.
Production Costs
Total cash costs for gold in third quarter were up 28% compared to the same prior year period, primarily due to higher prices for oil; electricity; consumables; labor rate increases; a decrease in average ore grades due in part to mine sequencing; and an increase in royalties and production taxes due to higher market gold prices. In fourth quarter 2008, we expect total cash costs to decline below the levels in the third quarter, particularly due to higher production levels expected at Goldstrike.
Some gold producers report a measure of total cash costs per ounce that reflects the net contribution from non-gold revenue streams as a by-product credit of producing gold. In second quarter 2008, we included a measure of total cash costs per ounce on this basis in order to enable investors to better understand our operating performance in comparison to those other gold producers. On a full by-product basis, treating all copper revenues as by-product credits, total cash costs would be $390 per ounce in third quarter 2008, and $322 per ounce year to date1.
The increase in total cash costs for copper in third quarter 2008, primarily reflects higher prices for consumables, particularly acid; higher crude oil prices; power; and the strengthening of the Chilean Peso against the US dollar compared to same prior year period. Total cash costs at Zaldívar are expected to be higher in the second half of 2008, primarily due to higher electricity prices under a new power supply contract.
Full Year 2008 Outlook

[1]	Total cash costs on a full by-product basis is an operating performance measure that is used throughout this MD&A. For more information see pages 32 to 33.

($ millions, expect as otherwise indicated	Latest 2008E

Gold
Production (millions of ounces)[1]		7.6-7.8
Total cash costs ($ per ounce)		$425-445
Amortization and accretion($ per ounce)[2]		$110
Copper
Production (millions of pounds)		360-370
Total cash costs ($ per pound)	$	~1.25
Amortization and accretion ($ per pound)		$0.35
Corporate administration costs		$160
Exploration expense[3]		$225
Project expenses:
Project development expense		$230
Project expense included in equity pick-up		$140
Other expenses		$200
Interest income[4]		$50
Interest expense[5]		$30
Capital expenditures — sustaining[6]		$800 - 900
Capital expenditures — projects[7]		$800-1,000
Income tax rate		30%

[1]	We expect production to be about 7.6 — 7.8 million ounces, which is within its original guidance range.

[2]	In second quarter, we revised our full year amortization guidance upwards to $110 per ounce due to the reclassification of accretion expense in first quarter 2008.

[3]	In second quarter, we revised our full year exploration expense guidance upwards as we increased spending at a number of exploration properties in 2008.

[4]	In second quarter, we revised our interest income guidance for the year to $50 million, as a result of higher average cash balances, due to the impact of higher metal prices and timing of capital expenditures.

[5]	In second quarter, we revised our interest expense for 2008 to be $30 million compared to our guidance of nil. The increase was a result of less interest being capitalized due to a shift in the timing of capital expenditures.

[6]	We revised our capitalized expenditures — sustaining estimate for the full year from $600 — $800 to $800 — $900, due to increased activity at our current mines.

[7]	We revised our capitalized expenditures — projects estimate for the full year from $1,500 — $1,700 to $800 — $1,000, due to a revision in the timing of construction activity for our capital projects.
We continue to expect gold total cash costs to be between $425 to $445 per ounce in 2008. We expect total cash costs for copper to be about $1.25 per pound, which is in line with our original guidance, largely due to higher energy costs and higher acid prices.

BARRICK THIRD QUARTER 2008	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of 40% interest in Cortez
On March 5, 2008, we completed our acquisition of the additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources to our December 31, 2007, reserve statement for Cortez. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008. The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property.
Acquisition of Cadence Energy and Sturgeon Lake Oil Assets
As at September 30, 2008, we have acquired 57.2 million shares of Cadence Energy for cash consideration of $365 million, including transaction costs, representing over 96% of the issued and outstanding common shares. We intend to enter into one or more transactions to acquire the remaining shares, not tendered to the offer, in fourth quarter 2008. The effective date of this acquisition is September 5, 2008.
On September 30, 2008, we acquired all the oil and gas assets at Sturgeon Lake, Alberta, from Daylight. Resources Trust, for cash consideration of $83 million, excluding transactions costs. Daylight’s Sturgeon Lake assets are adjacent to Cadence Energy Sturgeon Lake assets and the consolidated ownership will allow us to exploit and develop these assets in a cost effective and timely manner.
OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific, and Africa. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing development projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” statistics that represent segment cost of sales divided by ounces of gold or pounds of copper sold in each period. The discussion of results for producing mines focuses on this statistic to explain changes in segment expenses.
Regional Production and Total Cash Costs

	Three months ended September 30				Nine months ended September 30
	Production (000’s		Total cash costs		Production (000’s		Total cash costs
	ozs/millions lbs)		($ per oz/lb)		ozs/millions lbs)		($ per oz/lb)
	2008	2007	2008	2007	2008	2007	2008	2007

Gold
North America	775	787	$499	$376	2,082	2,399	$498	$356
South America	522	429	265	213	1,599	1,459	243	185
Australia Pacific	503	558	608	467	1,410	1,559	524	445
Africa	136	146	614	359	430	469	532	356
Other	9	11	410	595	24	31	410	504

	1,945	1,931	$466	$365	5,545	5,917	$432	$337

Copper
South America	64	80	$1.56	$0.69	205	238	$1.06	$0.67
Australia Pacific	23	19	1.76	1.45	55	62	1.69	1.43

	87	99	$1.60	$0.90	260	300	$1.20	$0.82

BARRICK THIRD QUARTER 2008	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

North America
Key Operating Statistics

For the three months ended September 30	2008	2007	% Change

Tons mined (millions)	92,202	86,861	6%
Ore tons processed (millions)	28,698	17,289	66%
Average Grade (ozs/ton)	0.032	0.044	(27%)
Gold Produced (000’s/oz)	775	787	(2%)
Total Cash Costs (per oz)	$499	$376	33%
Tons mined and tons processed increased by 6% and 66%, respectively, compared to the same prior year period. The increase in total tons mined and tons processed is primarily due to our 40% increase in ownership at Cortez in first quarter 2008. Average mill head grades decreased by approximately 27% compared to second quarter 2007, mainly due to the processing of lower grade ore at Cortez and Ruby Hill, partly offset by higher grades at Goldstrike as an extended waste stripping phase came to an end.
Production for the quarter was 2% lower than the same prior year period, as higher production at Goldstrike and Cortez (due to the increase in ownership), were offset by lower production at Golden Sunlight, Ruby Hill, Turquoise Ridge and Eskay Creek where production ended in late first quarter 2008. At Goldstrike, production increased by 19% as ore processed transitioned from lower grade long term stockpiles to higher grade mined ore as waste stripping that commenced in third quarter 2007, was completed in second quarter 2008. At Golden Sunlight, the mine entered into an extended waste stripping phase related to the recently announced expansion which extends the mine life to 2015, and adds approximately 400 thousand additional ounces to the estimated life of mine production. At Ruby Hill, production declined due to mine sequencing as we mine lower ore grade areas. Reduced production at Turquoise Ridge resulted from the decision to place the Getchell mine on care and maintenance, resulting in the loss of about 30 thousand ounces of production in 2008.
The Cortez Hills project in Nevada remains on schedule and on track with an initial capital budget of about $500 million, in line with its original estimate, with 60% of the funds committed or spent. The Environmental Impact Statement (“EIS”) for the project was released in the quarter and we expect to receive a Record of Decision (“ROD”) in late 2008. We expect that the ROD may be appealed by project opponents.
Total cash costs per ounce were 33% higher than the same prior year period primarily reflecting lower silver by-product credits and lower average ore grades as well as increased mining costs related to royalties and other gold-price linked costs, and higher electricity costs.
We continue to expect full year production to be in the range of 3.025 to 3.1 million ounces at total cash costs of $470 to $485 per ounce for the region.
South America
Key Operating Statistics

For the three months ended September 30	2008	2007	% Change

Tons mined (millions)	35,160	34,727	1%
Ore tons processed (millions)	16,030	15,160	6%
Average Grade (ozs/ton)	0.034	0.039	(13%)
Gold Produced (000’s/oz)	522	429	22%
Total Cash Costs (per oz)	$265	$213	24%
South America continued to deliver strong operating results in third quarter 2008, led by Lagunas Norte producing 353 thousand ounces at total cash costs of $126 per ounce. Overall, gold production for the region increased by 22% compared to the same prior year period as Lagunas Norte increased both grade and throughput and Veladero reported a 71% production increase over the prior year following extensive waste stripping activity undertaken in 2007.
Total cash costs per ounce for the quarter increased by 24% to $265 per ounce, as the relatively higher cost Veladero mine contributed 18% of the production for the region compared to 13% in the prior year period. All mines in 2008 have been affected by inflationary cost pressures on labor, diesel fuel, electricity and other consumables.
We continue to expect production of 2.0 to 2.1 million ounces at total cash costs in the range of $250 to $270 per ounce for the region.
Australia Pacific
Key Operating Statistics

For the three months ended September 30	2008	2007	% Change

Tons mined (millions)	36,609	40,403	(9%)
Ore tons processed (millions)	7,128	8,488	(16%)
Average Grade (ozs/ton)	0.081	0.076	7%
Gold Produced (000’s/oz)	503	558	(10%)
Total Cash Costs (per oz)	$608	$467	30%
Third quarter production was 10% lower than the same prior year period as a result of lower gold production at Plutonic, Kanowna, Granny Smith, and Cowal, partially offset by higher production at Porgera.

BARRICK THIRD QUARTER 2008	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

At Porgera, improved throughput and grade from the open pit, as well as the negative impact on production in third quarter 2007, due to the Hides power station damage, resulted in an increase in production compared to the prior year period. At Plutonic, production was impacted by lower than expected grades as well as lower underground ore production primarily as a result of blocked paste holes due to a disruption to the gas supplies and manpower shortages, which resulted in a back-log of paste requirements. Lower underground ore production also continues to be impacted by the ongoing gas supply issues as a result of the pipeline explosion that interrupted gas supplies to Western Australia in second quarter. To mitigate the risk of further gas shortages, the diesel station has been expanded. Production at Kanowna was 24% lower due to the sale of the Paddington Mill in August 2007, as well as the mining of lower grade ore in 2008. At Granny Smith, higher production in third quarter 2007, resulted from the processing of the remaining open pit material which was exhausted in early 2008. At Cowal, the East Wall slip in December 2007 has restricted access to higher grade ore resulting in lower average mill grades. We expect production to improve in fourth quarter as the remediation activities come to an end.
Total cash costs per ounce increased by 30% in third quarter 2008, compared to the same prior year period due to the impact of higher oil and electricity prices resulting from the gas explosion that halted gas supplies to parts of Western Australia, increased labor costs, higher currency hedge rates, and ongoing maintenance activities at Cowal as the open pit fleet undergoes required mid-life rebuilds.
We continue to expect full year gold production in the Australia-Pacific to be in the range of 1.925 to 1.96 million ounces at total cash costs of $510 to $535 per ounce.
Africa
Key Operating Statistics

For the three months ended September 30	2008	2007	% Change

Tons mined (millions)	5,770	5,961	(3%)
Ore tons processed (millions)	1,054	1,061	(1%)
Average Grade (ozs/ton)	0.148	0.154	(4%)
Gold Produced (000’s/oz)	136	146	(7%)
Total Cash Costs (per oz)	$614	$359	71%
In third quarter 2008, production decreased by 7% compared to the same prior year period as higher production at Tulawaka, due to the processing of higher grade ore from open pit operations, was offset by lower production at Bulyanhulu and North Mara. At Tulawaka, we expect ore grades to decline as open pit mining ended in September and mining shifts to the underground. At Bulyanhulu, production was 8% lower than the prior year primarily due to a delay in the underground development schedule which limited our ability to access higher grade areas of the ore body. We continued to ramp up and train the workforce following the strike at the end of 2007, in order to mitigate the situation. At North Mara, production decreased by 25% as machine availability and ongoing processing issues continued to impact ore grades in third quarter.
Total cash costs per ounce for the region in third quarter of 2008, were 71% higher than the prior year period due to lower production levels, higher waste stripping costs at North Mara, lower copper by-product revenues, and rising labor, oil, electricity and consumables costs.
We continue to expect production for the full year to be 575 to 600 thousand ounces at cash costs in the range of $525 to $550 per ounce.
Copper
Key Operating Statistics

For the three months ended September 30	2008	2007	% Change

Tons mined (millions)	19,231	20,915	(8%)
Tons processed (millions)	9,946	10,107	(2%)
Average Grade (percentage)	0.681	0.707	(4%)
Copper Produced (millions/lbs)	87	99	(12%)
Total Cash Costs (per lb)	$1.60	$0.90	78%
In third quarter 2008, copper production decreased by 12 million pounds or 12% compared to the same prior year period, reflecting lower production at Zaldívar (16 million pounds) partially offset by higher production at Osborne (4 million pounds). Copper production at Zaldívar was impacted by mining of lower grade ore and lower recovery rates as a result of slower leaching kinetics due to sulfuric acid shortages earlier in the year. With sulfuric acid supplies secured for the fourth quarter, we expect production levels at Zaldívar to increase. At Osborne, production was higher than the same prior year period as hanging wall issues in the high grade block were resolved during third quarter allowing access to higher grade zones.
Total cash costs per pound in third quarter 2008, were $1.60 per pound, an increase of $0.70 or 78% compared to third quarter 2007. This increase is primarily a result of higher prices for sulfuric acid, diesel fuel, electricity and labor.
We now expect copper production between 360 to 370 million pounds in 2008, largely due to the continuing impact of acid supply shortages at Zaldívar. We expect

BARRICK THIRD QUARTER 2008	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

cash costs per pound to be about $1.25, which is in line with our original guidance for the year.
Capital Projects
Key Operating Statistics

For the three months ended
September 30
(in $ millions)	2008	2007	% Change

Project Development Expenses	$22	$47

Project Development Expense incurred by Equity Investees	$23	$6

Total Project Development Expense	45	53	(15%)

Capital Expenditures	$272	$1048	249%

Capital Commitments	$463	$332	21%

We spent $45 million in project development expenses and $272 million in capital expenditures in third quarter 2008. Project development expenses primarily relate to activities undertaken to advance the Pueblo Viejo ($15 million), Pascua Lama ($9 million) and Fedorova ($7 million) projects. Capital expenditures are mainly attributable to our Buzwagi, Pueblo Viejo and Pascua-Lama projects. We expect capital expenditures to increase in future quarters as construction activities at these three capital projects ramp up.
Project development expenses incurred by equity investees reflect our share of expenditures related to the Reko Diq, Cerro Casale and Donlin Creek projects.
Overview
The recent volatility and decline in prices for gold, copper, silver, platinum group metals, energy, foreign currencies; input commodities and consumables, steel and Engineering Procurement Construction Management (EPCM) services could have a significant impact on the pre-production capital costs, operating costs as well as the overall development timeframe of our capital projects. Certain changes such as the decline in the price of precious and base metals, may have negative impacts, while others, such as the decline in prices for input commodities and consumables, the strengthening of the US dollar and the increased availability and reduced cost of EPCM services may have positive impacts. In addition, the sharp contraction in credit markets could result in higher financing costs if these conditions persist for an extended period of time and could also impact our project development schedules.
If current market conditions persist they could have a significant impact on the project economics of our more advanced projects such as Buzwagi, Cortez Hills, Pueblo Viejo and Pascua-Lama. As a result, we are currently conducting a review of these projects in order to determine the impact of the current economic conditions on our estimates of both the pre-production capital and operating costs.
The impact of a continuation of the present economic environment for commodity prices and credit markets is also potentially significant to our early stage projects. We are currently reviewing the project economics and timelines for such projects with a view towards optimizing our development schedule in light of the market environment. We will also need to consider the views of our partners on the projects. Future decisions on these projects will depend on the results of this review, but may include extension or deferral of development schedules.
Projects
Construction of the Buzwagi project in Tanzania is about 80% complete, with a similar level of the $400 million pre-production capital budget committed or spent. Stockpiling of ore is underway and the first gold is anticipated on schedule in mid-2009.
At the Pueblo Viejo project in the Dominican Republic, a three and a half year construction period is underway with significant progress being made on the demolition of historical facilities and site preparation work. Over one-third of the estimated $2.7 billion pre-production capital (100% basis) has been committed or is subject to firm pricing and the project is tracking within budget. Under an accelerated procurement plan, most of the long lead time items have been secured, including the mills, autoclaves, tanks, oxygen plant and the mining fleet. Equipment is currently being delivered to the site. Agreements were entered into to purchase heavy fuel oil electricity generation for the project.
A feasibility study on the Sedibelo PGM project was completed earlier in the year showing robust economics, based on PGM and other metal prices at that time, and as a result the company earned a 10% interest in the property. The company is entitled to a further 55% upon a decision to mine and the making of certain payments. We shall determine a course of action on Sedibelo in due course once regulatory aspects have been approved.
At Pascua-Lama, the majority of remaining key sectoral permits, including water rights, have been granted by the government of San Juan province in Argentina. Progress was made on certain fiscal matters at the federal level; however, the resolution of cross-border taxation between Chile and Argentina remains outstanding. Although progress has been made, we are continuing to evaluate all options, some of which could involve higher capital costs than are currently anticipated.

BARRICK THIRD QUARTER 2008	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a preferred design for the Donlin Creek project has been identified and a feasibility study update is in progress with completion targeted for the first quarter of 2009. The project is expected to have a throughput design of approximately 50,000 tonnes per day using onsite diesel and wind cogeneration for power. Total exploration and development drilling in 2008 now totals over 32,000 meters. Pre-permitting activities are underway concurrent with the feasibility study update.
Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The project feasibility study is expected to be completed in the first half 2009. Current political instability in the country is not materially impacting the project site or operations. Ongoing negotiations with the Government on the Minerals Agreement (a form of stability agreement) have suffered delays due to the changes in key Government personnel.
At Fedorova, a large, near-surface PGM (platinum group metals) deposit located in the Kola Peninsula of the Russian Federation, a feasibility study is currently underway on this project to be completed by the end of 2008. Recent market shifts and a revised long term out look for palladium and platinum prices will be taken into account when the completed feasibility study undergoes a stage gate review at completion.
At Cerro Casale, one of the world’s largest undeveloped gold and copper deposits located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo, work is underway to update the project’s technical-economical feasibility. Progress is being made with the project team substantially in place and numerous trade off studies are well underway in addition to the 20 thousand meters of infill and geotechnical drilling planned for the year. A feasibility study is expected to be completed by about mid-2009.
Kabanga is a one of the world’s largest undeveloped nickel sulfide deposits located in Tanzania. Xstrata Nickel met its obligations to earn a 50% interest in the project under the earn-in agreement during the quarter. All future expenditures will be funded equally by Xstrata Nickel and Barrick. Xstrata Nickel, the project operator, has extended the pre-feasibility study into the fourth quarter of 2008, to assess options to optimize the project economics.
REVIEW OF SIGNIFICANT OPERATING EXPENSES
Exploration Expense

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2008	2007	2008	2007	Comments on variances

Exploration

North America	$23	$21	$64	$49	Higher third quarter expenditures at Cortez ($5 million) partly offset by lower expenditures at Bald Mountain ($3 million). Year to date increase compared to the prior year mainly reflects higher expenditures at the Pinson Property ($6 million),Turquoise Ridge ($5 million) Cortez ($4 million) and Bald Mountain ($3 million).

South America	7	7	28	20	Higher year to date expenditures at Zaldívar ($9 million), partly offset by lower expenditures at Pierina ($1 million) compared to the prior year.

Australia Pacific	18	14	41	29	Higher quarter to date expenditures mainly at Osborne ($3 million) and Kanowna ($2 million), partly offset by lower expenditures at Cowal ($1 million). Year to date increase compared to the prior year mainly reflects higher expenditures at Kianantu ($6 million), Osborne ($6 million) and Kanowna ($3 million), partly offset by lower expenditures at Porgera ($3 million).

Africa	4	4	12	10	Higher year to date expenditures mainly at North Mara ($2 million) compared to 2007.

Capital Projects	1	—	2	6	Lower year to date expenditures due to Pueblo Viejo ($4 million) compared to the prior year.

Other	2	2	5	4	Higher year to date expenditures mainly due to higher corporate exploration administration ($1 million) compared to 2007.

Total	$55	$48	$152	$118

BARRICK THIRD QUARTER 2008	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Development Expense

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2008	2007	2008	2007	Comments on variances

Mine development	$13	$41	$110	$124	Quarter to date amount reflects the completion of most of the feasibility work, with a transition to predominantly construction activities that are capitalized within property, plant and equipment at Pueblo Viejo. Lower year to date amount reflects decrease in expenditures at Donlin Creek ($47 million) partly offset by higher expenditures at Kainantu ($24 million) and Pascua-Lama ($8 million).

Non-capitalizable project costs	10	8	31	24	Mainly due to third quarter expenditures at Kabanga ($2 million). Year to date increase reflects spending at the Pinson Property ($8 million).

Business development/other	18	—	30	3	High quarter to date and year to date amounts reflect higher expenditures on Information Technology, Business Process Improvements projects, Corporate Development, and Reserve Development.

Total	$41	$49	$171	$151

Amortization Expense

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2008	2007	2008	2007	Comments on variances

Gold mines

North America	$86	$80	$241	$228	Mainly due to higher amortization of property, plant and equipment acquired with additional 40% ownership of Cortez. 2007 figures include amortization of Eskay Creek, which is no longer in production.

South America	37	77	126	177	Lower year to date and quarter to date amortization is mainly due to the finalization of the purchase price allocation for long-lived assets acquired with Placer Dome in 2007.

Australia Pacific	67	97	188	185	Mainly due to the impact of the finalization of the purchase price allocation of Placer Dome assets included in amortization in 2007.

Africa	16	18	53	56	Mainly due to lower third quarter sales volumes compared to the same prior year period.

Copper mines

South America	17	19	54	58	Mainly due to lower sales volumes compared to the same prior year period.

Australia Pacific	15	15	42	32

Subtotal	$238	$306	$704	$736

Other	3	—	3	—

Corporate assets	7	6	19	15

Total	$248	$312	$726	$751

BARRICK THIRD QUARTER 2008	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Administration Interest Income and Interest Expense

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2008	2007	2008	2007	Comments on variances

Corporate administration	$39	$38	$110	$104

Interest income	12	33	34	107	Lower year to date interest income in 2007 as a result of lower average cash balances ($1.9 billion) compared to the prior year (2.8 billion), and lower interest rates.

Interest costs

Incurred	58	57	167	180	Lower year to date interest incurred reflects the repayment of $500 million, 7.5% debentures in second quarter 2007, and lower interest on Veladero financing in 2008 partly offset by $990 million borrowed in first quarter 2008 under our credit facility to finance the additional 40% interest in Cortez.

Capitalized	(51)	(29)	(146)	(89)	Higher costs capitalized in third quarter relating to Cortez ($11 million), Cerro Casale ($10 million), and Buzwagi ($2 million). Higher year to date costs due to capital projects relating to Cerro Casale ($29 million), Cortez ($24 million), and Kainantu ($5 million).

Interest expensed	7	$28	21	91

Impairment Charges	$112	$3	$153	$6	In the third quarter of 2008, we recorded an impairment charge on our investment in Highland Gold and other investments in junior gold mining companies. In the first quarter of 2008, we recorded an impairment charge on Asset-Backed Commercial Paper of $39 million.

Income Taxes
Income tax expense was $25 million in third quarter 2008. Excluding the impact of a release of valuation allowances of $101 million, the increase to unrecognized tax benefits of $11 million, and the impact of foreign currency translation losses on deferred tax balances of $24 million, the underlying effective tax rate for income in third quarter 2008 was 30%.
Our expected underlying effective tax rate for 2008 is 30%. This expected underlying rate excludes the effect of currency translation gains and losses on deferred tax balances, changes to unrecognized tax benefits, the impact of tax rate changes and any changes in deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK THIRD QUARTER 2008	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION
Quarterly Information ($ millions, except where indicated)

		2008			2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales[1]	$1,878	$1,967	$1,958	$1,917	$1,684	$1,642	$1,089	$1,348
Net income (loss)	254	485	514	537	345	396	(159)	418
Per share (dollars)	0.29	0.56	0.59	0.62	0.40	0.46	(0.18)	0.48
Adjusted net income[2]	254	485	514	537	345	452	398	730
Per share[2]-basic (dollars)	0.29	0.56	0.59	0.62	0.40	0.53	0.46	0.84
EBITDA	634	844	1,025	793	713	806	750	1,029
Adjusted EBITDA[2]	634	844	1,025	793	713	878	1,314	1,356
Operating cash flow	542	531	728	676	557	336	163	331
Per share(dollars)	0.62	0.61	0.84	0.78	0.64	0.39	0.19	0.38
Adjusted operating cash flow[2]	542	531	728	676	557	408	727	658
Per share[2] (dollars)	$0.62	$0.61	$0.84	$0.78	$0.64	$0.47	$0.84	$0.76

[1]	Prior period Sales figures were adjusted for the impact of a change in accounting policy with respect to non-hedge derivative gains and losses. See pages 30-to 31 for details.

[2]	Adjusted for the impacts of deliveries into Corporate Gold Sales Contracts in first and second quarter 2007, see pages 28 to 29.
Our financial results for the last eight quarters reflect the following significant general trends: rising spot gold prices through first quarter 2008, after which the trend changed and gold prices have began to decline, with a corresponding effect on prices realized from gold sales, and higher production costs largely due to inflationary cost pressures.
FINANCIAL CONDITION REVIEW
Sources and Uses of Cash
Our liquidity needs can be met through a variety of sources, including: cash on hand, cash generated from operations, short-term borrowings and the issuance of long-term debt
Cash Inflow (Outflow)

	For the three		For the nine
	months ended		months ended
	September 30		September 30
($ millions)	2008	2007	2008	2007

Operating activities	$542	$557	$1,767	$1,056
Investing activities	(979)	(514)	(3,357)	(533)
Financing activities	264	62	1,134	(882)
Effect of exchange rates	(15)	8	(5)	13
Discontinued Operations	—	21	—	21

Change in cash and equivalents	$(188)	$134	$(461)	$(325)

Factors Affecting Operating Cash Flow
Operating cash flows for third quarter were $542 million compared to $557 million in the same prior year period. In third quarter 2008, higher market gold prices were partly offset by higher cash costs for both gold and copper. Although the benefit of these factors should have increased quarterly cash flow, lower gold and copper sales volumes, including 40 thousand ounces in finished goods at Goldstrike due to the timing of shipments at quarter end, 20 thousand additional ounces at Bulyanhulu due to port delays, and higher inventory at Zaldívar due to the impact of slower leaching kinetics resulting from the sulfuric acid shortage, led to a slight overall decrease in operating cash flow compared to

BARRICK THIRD QUARTER 2008	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

prior year period. We expect to realize proceeds from these timing variances in sales by the end of 2008.
Cash used in investing activities amounted to $979 million, primarily due to $571 million in capital expenditures and $396 million spent in the acquisitions of Cadence Energy and Sturgeon Lake assets from Daylight Resources Trust during the quarter.
Capital Expenditures1

	For the three months		For the nine months
	ended September 30		ended September 30
($ millions)	2008	2007	2008	2007

Project capital expenditures

Buzwagi	$107	$1	$202	$19

Pascua-Lama	44	50	98	79

Cortez Hills	28	62	91	62

Pueblo Viejo	152	—	152	—

Sub-total[2]	$331	$113	$543	$160

Sustaining capital expenditures

North America	$28	$7	$94	$108

South America	43	34	100	121

Australia Pacific	51	45	158	161

Africa	70	39	101	86

Other	8	4	34	11

Sub-total	$200	$129	$487	$487

Cadence Energy	10	—	10	—

Capitalized Interest Paid	30	7	122	80

Total	$571	$249	$1,162	$727

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the Consolidated Statement of Cash Flows.

[2]	See pages 17 to 18 for a discussion of capital projects.
Financing Activities
Cash provided by financing activities for third quarter 2008 was $264 million, including $1.25 billion of proceeds from debt issued that was used in part to repay $990 million drawn down in first quarter 2008 under our credit facility to finance the additional 40% interest in Cortez.
Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing strategy accordingly.
Alternatives for sourcing our future capital needs include our significant cash position, credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs. In third quarter 2008, we generated $542 million of operating cash flow and issued $1.25 billion in new long term debt. We spent $979 million on investing activities primarily for capital expenditures and the acquisition of Cadence Energy. We expect to continue to require significant capital expenditures at our operating mines and our capital projects.
In light of the recent decline in precious metals and base metals prices and the current global economic crisis, our ability to source our expected capital needs for capital projects could be significantly impacted, particularly if this situation persists for an extended period of time. In particular:
•	An increased cost of financing due to rising credit spreads could have a negative impact on overall project economics;
•	Availability of credit on acceptable terms could make it difficult for us to raise the capital required to build some or all of our projects on the timelines previously anticipated or at all; and
•	Our joint venture partners may also have difficulty securing funding for their share of project capital requirements which could impact the ability to build some of the projects.
Project Gold Sales Contracts
The MD&A included in our 2007 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A, we have included an update of any significant changes in these contracts.
We have 9.5 million ounces of Project Gold Sales Contracts with expected delivery dates beyond 2010. The contracts have an average future price of approximately $374 per ounce at the next reset dates over the period 2008 to 2017. This weighted average price is based on a spot gold price of $885 per ounce for floating-spot contracts and contracted contango rates for fixed-price contracts.
Included in the 9.5 million ounces committed under our Project Gold Sales Contracts are floating spot-price contracts under which we are committed to deliver 4.1 million ounces of gold at future spot prices less an average price adjustment of $524 per ounce. Project

BARRICK THIRD QUARTER 2008	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Sales Contracts allow us to move positions between fixed and floating prices. When a contract is converted from a fixed price to a floating price, the difference between the current market price of gold and the contracted forward sales price is locked-in; i.e. the unrealized loss is fixed. Thereafter, future increases and decreases in market gold prices directly impact the final contract price. In a rising gold price environment, we have the opportunity to improve the price of the contract (assuming the gold price appreciates at a rate more than contango) and participate in higher gold prices by resetting a fixed price contract to a floating price contract. Conversely, a decline in gold price subsequent to the conversion would reduce the final contract price we receive. Therefore, floating contracts increase our exposure to gold price movements, both upwards and downwards.
A significant, prolonged period of low US dollar interest rates and/or high gold lease rates and credit spreads relating to both the counterparties’ and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales contracts entered into by Barrick. This may result in Barrick earning low levels of contango or the possibility of backwardation on its Project Gold Sales Contracts as contracts reset over the next few years. If these conditions were to persist, our Project Gold Sales Contracts, as they are rolled forward on future reset dates, could be in backwardation over a period of time. We estimate that the impact of a continuation of present market conditions for US dollar interest rates, credit spreads and gold lease rates in existence as at September 30, 2008 would lead to a decline in the average future contract prices by approximately $7.00 per ounce in 2009 and approximately $14.00 per ounce in 2010 on the entire position. This was calculated assuming a constant spot gold price of $885 per ounce, the current Gold Sales Contracts position as at September 30, 2008, and resetting contracts which are currently in 2009 and 2010 to the end of 2010. In 2009, we have no significant exposure to gold lease rates, and about one third of the Gold Sales Contracts are exposed only to US dollar interest rates and credit spreads.
Counterparty Risk
If a counterparty to a Project Gold Sales Contract is unable to conduct transactions in an accessible international bullion market due to causes beyond its control, including the inability of the counterparty to purchase gold in the open market or to fund any such purchase, and no commercially reasonable alternative means exist for the counterparty to enter into transactions having the same effect, the counterparty has no obligation to extend the scheduled delivery date of such contract and, depending on the circumstances, this may result in early settlement of such contract. To date we have seen no evidence of lack of bullion availability with any of our counterparties.
Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:
•	Entering into derivatives with high credit-quality counterparties;

•	Limiting the amount of exposure to each counterparty; and

•	Monitoring the financial condition of counterparties.
For our Project Gold Sales Contracts, the insolvency of a counterparty could, in certain circumstances, lead to a requirement to cash settle transactions between ourselves and the insolvent counterparty and may ultimately require the payment of a net amount by us to the counterparty. In determining the amounts owing as a consequence of any such settlement, we would be entitled to claim contractual damages suffered by us as a result of a counterparty default. These damages could include the costs of effecting replacement trades with other counterparties that would put us in the same position as we would have been if the insolvent counterparty had not defaulted. A settlement caused by a counterparty insolvency event would not trigger any cross-defaults under our other financial instruments.

BARRICK THIRD QUARTER 2008	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

We currently have Project Gold Sales Contracts in place with 17 counterparties, which consist primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. As at September 30, 2008 no counterparty had in excess of 10% of the total ounce or mark-to-market position. Through September 30, 2008, none of the counterparties with which we held outstanding contracts had declared insolvency. In the event of a potential counterparty default due to insolvency, we would seek to have the contract reassigned to an alternative counterparty who is better able to perform under the contract. In certain circumstances, we have been able to assign contracts to alternative counterparties to manage counterparty risk, and we expect that we will be able to continue to do so to the extent creditworthy counterparties are willing to take on assigned contracts.
Fair Value of Derivative Positions
In first quarter 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that we use to value these assets and liabilities. We have also begun to provide the fair value information that is required to be disclosed under FAS 107, Disclosures about Fair Value of Financial Instruments, for our normal gold and silver sales contracts in this note. We have elected to present information for derivative instruments on a net basis. Beginning in 2009, we will also apply FAS 157 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations.
The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability(for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, we adjust our valuation models to incorporate a measure of credit risk.
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market corroborated inputs. The fair value of our commodity forward and commodity option contracts are adjusted for credit risk based upon the observed 5 year credit default swap spread for each particular counterparty, as appropriate. Derivative instruments are classified within Level 2 of the fair value hierarchy.

BARRICK THIRD QUARTER 2008	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below illustrates the fair value of our derivative positions as at September 30, 2008.
Fair Value of Derivative Positions

As at September 30, 2008	Unrealized
($ millions)	Gain/(Loss)

Fixed-Price Project Gold Sales Contracts	$(2,937)
Floating Spot-Price Project Gold Sales Contracts	(2,090)
Fixed-Price Silver Sales Contracts	(47)
Floating Spot-Price Silver Sales Contracts	(39)
Currency contracts	(77)
Fuel contracts	62
Copper contracts	142
Interest rate contracts	(8)
Steel contracts	(2)

Total	$(4,996)

Shareholders’ Equity
Outstanding Share Data

Shares outstanding
As at October 15, 2008	No. of shares

Common shares	872,301,316
Special voting shares	1
Exchangeable shares	503,639
Stock options	12,540,252

[1]	Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At October 15, 2008, these shares were convertible into approximately 266,929 Barrick common shares.
On October 29, 2008, the Board of Directors declared a dividend of US dollars $0.20 per share, payable on December 15, 2008, to shareholders of record at the close of business on November 28, 2008.
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.
In third quarter 2008, OCI totaled $345 million loss, net of a tax recovery of $173 million. This amount was comprised mainly of: losses of $422 million on hedge contracts designated for future periods, caused primarily by changes in copper prices, currency exchange rates, and fuel prices; reclassification adjustments totaling $72 million for gains on hedge contracts designated for third quarter 2008, that were transferred to earnings; and a $22 million unrealized decrease in the fair value of investments.
Included in accumulated OCI at September 30, 2008, were unrealized pre-tax losses on currency hedge contracts totaling $83 million. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of the weakening US dollar. The hedge gains are expected to be recorded in earnings at the same time that the corresponding hedged operating costs and amortization of capital expenditures are recorded in earnings.

BARRICK THIRD QUARTER 2008	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due
						2013 and
($ millions) As at September 30, 2008	2008	2009	2010	2011	2012	thereafter	Total

Long-term debt[1]
Repayment of principal	$24	$87	$49	$29	$91	$4,059	$4,339
Interest	66	258	254	250	248	3,028	4,104
Asset retirement obligations[2]	50	103	87	79	118	934	1,371
Capital leases	5	24	20	8	3	2	62
Operating leases	5	9	5	5	3	—	27
Restricted share units	12	28	36	3	—	—	79
Pension benefits	61	24	31	24	24	116	280
Other post-retirement obligations	3	3	2	3	3	11	25
Derivative liabilities[3]	42	147	85	37	19	—	330
Purchase obligations for supplies and consumables[4]	324	293	230	156	75	259	1,337
Capital commitments[5]	328	166	78	27	13	15	627
Social Development Costs	6	61	14	7	6	92	186

Total	$926	$1,203	$891	$628	$603	$8,516	$12,767

[1]	Long-term Debt and Interest — Included in long-term debt is $131 million in financing related to North Mara that is payable on demand. Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2008. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Asset Retirement Obligations — Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

[3]	Derivative Liabilities — Amounts presented in the table relate to hedge contracts disclosed under notes 2 and 15 of the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions. Excludes Project Gold Sales Contracts.

[4]	Purchase Obligations for Supplies and Consumables. Primarily includes purchase commitments for tires.

[5]	Capital Commitments-Purchase obligations for capital expenditures include only those items where binding commitments have been entered into and do not reflect the full amount of expected capital expenditures for our operating mines and capital projects.
NEW ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2007 annual MD&A.
Significant Accounting Policy Changes
FAS 157, Fair Value Measurements
In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute.
In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008, for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009. In the first quarter of 2008, we implemented FAS 157 subject to the delay specified in FSP FAS 157-2 for non-financial assets and liabilities. Refer to note 16 for details of the adoption of FAS 157 and related disclosures.
Changes in Financial Statement Presentation — Accretion expense
In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense.

BARRICK THIRD QUARTER 2008	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.
Future Accounting Developments
International Financial Reporting Standards (IFRS)
Barrick is a ‘domestic issuer’ under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. We file our financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted undercurrent regulations. Effective January 1, 2011, all publicly accountable Canadian enterprises must use IFRS. In December 2007, the SEC confirmed that foreign private issuers will be entitled to file their financial statements in accordance with IFRS without reconciliation to US GAAP. As a result of these regulatory developments, we completed an initial assessment of the merit of a potential conversion to IFRS. In third quarter 2008, we made a decision to convert to IFRS and begin filing financial statements prepared under IFRS in our 2011 fiscal year consistent with other Canadian issuers.
FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)
In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities
FAS 141(R), Business Combinations (FAS 141(R))
In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In December 2007, the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

BARRICK THIRD QUARTER 2008	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Estimates
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves	Amortization increase (decrease)
(millions oz/pounds)	increase	Periods ended September 30, 2008
($ millions)	(decrease)[1]	Three months	Nine months

Gold
North America[2]	3.1	$(1)	$(7)
Australia Pacific	1.5	(1)	(8)
Africa	0.5	(1)	(3)
South America	3.6	(8)	(30)

Total Gold	8.7	$(11)	$(48)

Copper
Australia Pacific	(51)	$3	$8
South America	750	—	(2)

Total Copper	699	$3	$6

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2007 and are in millions of contained ounces.

[2]	Decrease in reserves at certain mines had a greater impact on amortization for the current period than did increases in reserves at other mine sites within the region.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. During third quarter 2008, we recorded an adjustment of $8 million for changes in estimates of the AROs at our Buzwagi, Lagunas Norte, Pierina, and Pueblo Viejo properties. During second quarter 2008, we recorded an adjustment of $12 million for changes in estimates for the AROs at our Zaldívar, Buzwagi and Pueblo Viejo properties. During first quarter 2008, we recorded an adjustment of $20 million for changes in estimates of the AROs at our Buzwagi, Tulawaka and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment. During first quarter 2007, we recorded an increase in AROs of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. During third quarter 2007, we recorded an adjustment of $24 million for changes in estimates of the AROs at Cowal, Lagunas Norte and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
Accounting for Goodwill Impairment
We conduct an annual test for impairment of goodwill in the fourth quarter of the fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
The recent volatility in equity and commodity markets could have a significant impact on the valuation of our reporting units and the potential for recording a goodwill impairment charge. These factors will be considered when we complete our annual goodwill impairment test in the fourth quarter based on updated life of mine plans for each mineral property. Our last annual goodwill impairment test in fourth quarter 2007, indicated that our Henty, Pierina, Granny Smith, and Tulawaka mines were at greater risk of an impairment due to the short remaining mine life. The total goodwill attributable to these mines is $177 million.
NON-GAAP FINANCIAL MEASURES
Adjusted Net Income, Net Income before special items, and Adjusted Operating Cash Flow
Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share, each exclude the impact of deliveries into Corporate Gold Sales Contracts. These are non GAAP financial measures. Management uses these measures internally to better assess performance trends for the Company as a whole. In third quarter 2008, we have also presented net income before special items, which is net

BARRICK THIRD QUARTER 2008	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

income before the impact of impairment charges related to our equity method investments, and our available-for-sale and held-to-maturity portfolio. Net income before special items and net income before special items per share, are also non GAAP financial measures. We believe that excluding the impairment charges attributable to these investments from net income provides investors with a more accurate assessment of our financial performance, as these charges are a reflection of the current unusual financial market environment and not the performance of our underlying business operations.
Management understands that a number of investors and others who follow the Company’s performance also assess performance in this way. Barrick’s elimination of all its remaining Corporate Gold Sales Contracts in the second half of 2007 resulted in an unusually large opportunity cost of $623 million. Management believes that these measures better reflect Barrick’s performance for the current period and are a better indication of its expected performance in future periods. Barrick management’s budgeting, operational and capital investment decisions are based on production being sold at an assumed spot price, rather than the price under the Corporate Gold Sales Contracts. The presentation of these performance measures enable investors to understand performance based on selling gold production at spot market prices, which is the method expected from third quarter 2007 onwards. Adjusted net income, adjusted net income per share, net income before special items, net income before special items per share, adjusted operating cash flow and adjusted operating cash flow per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Reconciliation of Net Income to Adjusted Net Income, Net Income to Net Income before Special Items, and Operating Cash Flow to Adjusted Operating Cash Flow

	Three months ended		Nine months ended		Three months ended
	September 30		September 30		June 30	March 31	December 31
($ millions, except per share amounts in dollars)	2008	2007	2008	2007	2008	2008	2007

Net income	$254	$345	$1,253	$582	$485	$514	$537
Impact of elimination of Corporate Gold Sales Contracts	—	—	—	623	—	—	—
Adjusted net income	$254	$345	$1,253	$1,205	$485	$514	$537

Earnings per share[1]	$0.29	0.40	$1.44	$0.67	$0.56	$0.59	$0.62
Impact of elimination of Corporate Gold Sales Contracts	—	—	—	0.72	—	—	—
Adjusted net income per share[1]	$0.29	$0.40	$1.44	$1.37	$0.56	$0.59	$0.62

Net income (loss)	$254	$345	$1,253	$582	$485	$514	$537
Impact of special items	(97)	$—	(95)	(20)	—	41	—
Net income before special items	$351	$345	$1,348	$602	$485	$473	$537

Earnings per share	$0.29	$0.40	$1.44	$0.67	$0.56	$0.59	$0.62

Impact of special items	(0.11)	—	(0.11)	(0.02)	—	0.05	—

Net income before special items per share	$0.40	$0.40	$1.55	$0.70	$0.56	$0.54	$0.62

Operating cash flow	$542	$557	$1,767	$1,056	$531	$728	$676
Impact of elimination of Corporate Gold Sales Contracts	—	—	—	636	—	—	—

Adjusted operating cash flow	$542	$557	$1,767	$1,692	$531	$728	$676

Operating cash flow per share[1]	$0.62	$0.64	$2.03	$1.22	$0.61	$0.84	$0.78
Impact of elimination of Corporate Gold Sales Contracts	—	—	—	0.73	—	—	—
Adjusted operating cash flow per share[1]	$0.62	$0.64	$2.03	$1.94	$0.61	$0.84	$0.78

[1]	Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.

BARRICK THIRD QUARTER 2008	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA
EBITDA and adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income, excluding income tax expense, interest expense, interest income, and amortization. In third quarter 2008, we have also excluded the impact of impairment charges related to our equity method investments, and our available-for-sale and held-to-maturity portfolio. We believe that excluding impairment charges attributable to these investments from EBITDA provides investors with a more accurate assessment of our financial performance, as these charges are a reflection of the current unusual financial market environment and not our underlying business operations. Adjusted EBITDA represents net income, excluding income tax expense, interest expense, interest income amortization, and impairment charges related to our equity method investments, and our available-for-sale and held-to-maturity portfolio, adjusted to reflect the impact of the deliveries into Corporate Gold Sales Contracts. We believe that EBITDA and adjusted EBITDA trends are valuable indicators of whether our operations are able to produce sufficient operating cash flow to fund working capital needs, to service our debt obligations, and to fund capital expenditures. We currently use the results depicted by EBITDA and adjusted EBITDA for these purposes. EBITDA and adjusted EBITDA are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three months ended		Nine months ended		Three months ended
	September 30		September 30		June 30,	March. 31,	December 31,
($ millions, except per share amounts in dollars)	2008	2007	2008	2007	2008	2008	2007

Net income	$254	$345	$1,253	$582	$485	$514	$537
Impairment charges	112	3	153	6	(42)	41	—

Net Income excluding impact of Impairment charges	366	348	1,406	588	443	555	537
Income taxes	25	58	426	326	148	253	15
Interest expense	7	28	21	91	8	6	22
Interest income	(12)	(33)	(34)	(107)	(5)	(17)	(34)
Amortization	248	312	726	751	250	228	253

EBITDA	634	713	2,545	1,649	844	1,025	793
Impact of elimination of Project Gold Sales Contracts	—	—	—	636	—	—	—

Adjusted EBITDA	$634	$713	$2,545	$2,285	$844	$1,025	$793

Realized Prices
Management uses a performance measure internally that represents revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives, and, beginning in third quarter, adjusted to exclude unrealized mark-to-market on outstanding copper sales contracts. We believe that excluding these gains and losses on unrealized non-hedge mark-to-market on outstanding copper sales contracts is a more accurate representation of the copper sales price that is realized in a given period. The realized copper prices presented for the comparative periods have been adjusted accordingly. The use of this measure is intended to enable management to better understand the price realized each period for gold and copper sales.
Management believes that this measure better reflects Barrick’s performance in each period and is a better indicator of its expected performance in future periods. Changes in the unrealized mark-to-market value of non-hedge gold and copper derivatives and mark-to-market gains and losses on outstanding copper sales contracts occur each period due to changes in market factors such as spot and forward gold and copper prices. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge gold/copper derivatives relate to instruments that mature in future periods, at which time the gains and

BARRICK THIRD QUARTER 2008	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Our realized price statistics, excluding unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market on outstanding copper sales contracts, are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Derivatives from Realized Prices

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound data in dollars)	2008	2007	2008	2007	2008	2007	2008	2007

Sales[1]	$1,593	$1,293	$274	$391	$4,885	$3,383	$907	$1,032
Sales attributable to non-controlling interests	16	8	—	—	49	24	—	—

Sales as adjusted	1,577	1,285	274	391	4,836	3,359	907	1,032
Unrealized non-hedge gold/copper derivative (gains)losses	(1)	—	5	(2)	2	(3)	5	(28)

Sales — as adjusted	1,576	1,285	279	389	4,838	3,356	912	1,004
Sales (thousands of ounces/millions lbs)	1,809	1,886	85	111	5,404	6,013	262	308

Realized gold/copper price per oz/lb (including unrealized non-hedge gold/copper derivative gains and losses and unrealized mark-to-market on outstanding copper sales contracts)	872	681	3.21	3.51	895	559	3.46	3.35
Unrealized non-hedge gold/copper derivative (gains) losses- per ounce/pound	—	—	0.06	(0.02)	—	(1)	0.02	(0.09)
Unrealized mark-to-market on outstanding copper sales contracts	—	—	0.22	(0.11)	—	—	0.08	(0.04)

Realized gold/copper price per oz/lb (excluding unrealized non-hedge gold/copper derivative gains and losses)	$872	$681	$3.49	$3.38	$895	$558	$3.56	$3.22

[1]	As per Barrick’s consolidated statement of income.
Total Cash Costs
Total cash costs per ounce/pound are non-GAAP financial measures. Total cash costs include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, amortization and accretion and the net margin of Cadence Energy, which was acquired to provide a long-term economic hedge of our exposure to oil prices. In third quarter 2008, we also began excluding the unrealized gains/losses from non-hedge currency and commodity contracts. We believe that excluding unrealized gains/losses from these contracts provides investors with a more accurate representation of cash costs of production in a given period. The cash cost measures presented for the comparative periods have been adjusted accordingly. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces and copper pounds sold. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The

BARRICK THIRD QUARTER 2008	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.
We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated this mine in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
In second quarter 2008 we began using a measure of total cash costs per ounce which treats the net contribution from non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a by-product of producing gold in order to assess the operating performance of our mines and regional business units. A number of other gold producers present total cash costs net of the contribution for non-gold sales. We believe that including a measure of total cash costs per ounce on a full by-product basis provides investors with information with which to compare our performance to other gold producers. In addition, this measure provides information to enable investors to understand the importance of non-gold revenues to our cost structure.
In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.
Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

BARRICK THIRD QUARTER 2008	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007

Cost of sales[1]	$888	$694	$137	$100	$2,368	$2,047	$314	$263
Cost of sales included in discontinued operations	—	—	—	—	—	9	—	—
Cost of sales attributable to non-controlling interests[2]	4	4	—	—	11	10	—	—
Inventory purchase accounting adjustments included in cost of sales[3]	—	—	—	1	15	—	—	9

Cost of sales — equity basis	884	690	137	99	2,342	2,028	314	254

Amortization at producing mines — consolidated	206	272	32	34	608	646	96	90
Non-recurring cumulative adjustments to amortization	—	(28)	—	—	—	(26)	—	—
Amortization at producing mines attributable to non-controlling interests[2]	(2)	(1)	—	—	(5)	(4)	—	—

Amortization at producing mines — equity basis	204	243	32	34	603	616	96	90

Inventory purchase accounting adjustments[3]	—	—	—	1	15	—	—	9

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$1,088	$933	$169	$134	$2,960	$2,644	$410	$353

[1]	The aggregate amount of cost of sales for gold and copper is as per Barrick’s consolidated statement of income.

[2]	Relates to a 30% interest in Tulawaka.

[3]	Based on our equity interest.
Total cash costs per ounce/pound

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound data in dollars)	2008	2007	2008	2007	2008	2007	2008	2007

Ounces/pounds sold — consolidated (thousands/millions)	1,831	1,898	85	111	5,459	6,049	262	308
Sales attributable to non-controlling interests[1]	22	12	—	—	55	36		—

Ounces/pounds sold — equity basis	1,809	1,886	85	111	5,404	6,013	262	308

Total cash costs per ounce/pound — equity basis	$466	$365	$1.60	$0.90	$432	$337	$1.20	$0.82

Amortization per ounce/pound — equity basis	112	125	0.38	0.28	112	106	0.37	0.29
Inventory purchase accounting adjustments per ounce/pound	—	—	—	0.01	3	—	—	0.03
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[2]	—	—	—	—	—	—	—	—
Unrealized losses of non-hedge currency and commodity contracts	18	1	—	—	—	1	—	—
Net margin of Cadence Energy	4	—	—	—	1	—	—	—
Total costs per ounce/pound[2] — consolidated basis	$600	$491	$1.98	$1.19	$548	$444	$1.57	$1.14

[1]	Relates to a 30% interest in Tulawaka.

[2]	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.
Total cash costs per ounce — full by-product basis

	Three months ended September 30		Nine months ended September 30
($ millions, except per ounce/pound data in dollars)	2008	2007	2008	2007

Ounces sold — equity basis	1,809	1,886	5,404	6,013
Total cash costs per ounce — equity basis	466	365	432	337

Revenues from copper sales	$274	$391	$907	$1,032
Unrealized non-hedge gains/losses from copper contracts	23	(40)	23	(13)

Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	297	351	930	1,019

Copper cost of sales per consolidated statement of income	137	100	314	263
Inventory purchase accounting adjustments included in cost of sales	—	1	—	9
Cost of sales — copper	$137	$99	$314	$254

Net copper by-product credit	160	252	616	765

Copper by-product credit per ounce	88	134	114	127
Total cash costs per ounce - full by-product basis	$377	$231	$318	$210

BARRICK THIRD QUARTER 2008	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars, except per share data) (Unaudited)	September 30,		September 30,
	2008	2007	2008	2007

Sales (notes 4 and 5)	$1,878	$1,684	$5,803	$4,415
Costs and expenses
Cost of sales (notes 4 and 6)[1]	1,028	794	2,685	2,310
Amortization and accretion (notes 4 and 14)	262	324	767	787
Corporate administration	39	38	110	104
Exploration (notes 4 and 9)	55	48	152	118
Project development expense (note 9)	41	49	171	151
Other expense (note 7A)	74	50	163	128

	1,499	1,303	4,048	3,598

Interest income	12	33	34	107
Interest expense (note 15B)	(7)	(28)	(21)	(91)
Other income (note 7C)	39	24	111	94
Impairment charges (note 7B)	(112)	(3)	(153)	(6)

	(68)	26	(29)	104

Income before income taxes and other items	311	407	1,726	921
Income tax expense (note 8)	(25)	(58)	(426)	(326)
Non-controlling interests (note 7D)	(10)	2	(18)	10
Loss from equity investees (note 12)	(22)	(6)	(29)	(32)

	254	345	1,253	573
Income from discontinued operations	—	—	—	9
Net income for the period	$254	$345	$1,253	$582

Earnings per share data (note 10):
Net income
Basic	$0.29	$0.40	$1.44	$0.67
Diluted	$0.29	$0.39	$1.42	$0.67

[1]	Exclusive of amortization (note 4).
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2008	34	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars) (Unaudited)	September 30,		September 30,
	2008	2007	2008	2007

OPERATING ACTIVITIES
Net income for the period	$254	$345	$1,253	$582
Amortization and accretion (notes 4 and 14)	262	324	767	787
Impairment charges (note 7B)	112	3	153	6
Increase in inventory (note 13)	(167)	(92)	(406)	(174)
Other items (note 11)	81	(23)	—	(145)

Net cash provided by operating activities	542	557	1,767	1,056

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(571)	(249)	(1,162)	(727)
Sales proceeds	14	33	19	43
Acquisitions (note 3)	(396)	(259)	(2,122)	(259)
Investments
Purchases	—	—	(16)	(4)
Sales proceeds	19	38	76	549
Reclassification of asset-backed commercial paper	—	(65)	—	(65)
Long-term supply contract (note 12)	—	—	(35)	—
Other investing activities	(45)	(12)	(117)	(70)

Net cash used in investing activities	(979)	(514)	(3,357)	(533)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	1	81	71	122
Debt
Proceeds	1,401	—	2,391	—
Repayments	(1,197)	(19)	(1,247)	(677)
Dividends	—	—	(174)	(130)
Settlement of derivative instruments acquired in Placer Dome acquisition	—	—	—	(197)
Funding from non-controlling interests	59	—	93	—

Net cash provided by (used in) financing activities	264	62	1,134	(882)

Operating cash flows of discontinued operations	—	21	—	21

Effect of exchange rate changes on cash and equivalents	(15)	8	(5)	13

Net increase (decrease) in cash and equivalents	(188)	134	(461)	(325)
Cash and equivalents at beginning of period	1,934	2,584	2,207	3,043

Cash and equivalents at end of period	$1,746	$2,718	$1,746	$2,718

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2008	35	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at September 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2008	2007

ASSETS
Current assets
Cash and equivalents	$1,746	$2,207
Accounts receivable	238	256
Inventories (note 13)	1,409	1,129
Other current assets	672	707

	4,065	4,299

Non-current assets
Investments (note 12)	66	142
Equity method investments (note 12)	1,057	1,074
Property, plant and equipment (note 14)	11,230	8,596
Goodwill	5,955	5,847
Intangible assets	76	68
Other assets	1,911	1,925

Total assets	$24,360	$21,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$989	$808
Short-term debt	200	233
Other current liabilities	208	255

	1,397	1,296

Non-current liabilities
Long-term debt (note 15)	4,382	3,153
Asset retirement obligations	975	892
Deferred income tax liabilities	726	841
Other liabilities	527	431

Total liabilities	8,007	6,613

Non-controlling interests	193	82

Shareholders’ equity
Capital stock (note 17)	13,356	13,273
Retained earnings	2,904	1,832
Accumulated other comprehensive income (loss) (note 18)	(100)	151

Total shareholders’ equity	16,160	15,256

Contingencies and commitments (notes 14 and 20)

Total liabilities and shareholders’equity	$24,360	$21,951

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2008	36	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
For the nine months ended September 30 (in millions of United States dollars) (Unaudited)
	2008	2007

Common shares (number in millions)
At January 1	870	864
Issued on exercise of stock options	2	4

At September 30	872	868

Common shares (dollars in millions)
At January 1	$13,273	$13,106
Issued on exercise of stock options	71	122
Recognition of stock option expense	12	16

At September 30	$13,356	$13,244

Retained earnings
At January 1	$1,832	$974
Net income	1,253	582
Dividends	(174)	(130)
Repurchase of preferred shares of a subsidiary (note 17)	(7)	—

At September 30	$2,904	$1,426

Accumulated other comprehensive income (loss) (note 18)	$(100)	$121

Total shareholders’ equity at September 30	$16,160	$14,791

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars) (Unaudited)	September 30,		September 30,
	2008	2007	2008	2007

Net income	$254	$345	$1,253	$582
Other comprehensive income (loss), net of tax (note 18)	(345)	28	(251)	2

Comprehensive income (loss)	$(91)	$373	$1,002	$584

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2008	37	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars. Australian dollars. South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, a platinum group metals project located in Russia and an oil and gas property located in Canada. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In first quarter 2008, we amended the income statement classification of accretion expense. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.
B Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; and uncertain tax positions. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:
•	The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense;

•	Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

•	Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances;

•	The useful lives of tangible and intangible long-lived assets and the measurement of amortization;

•	The fair value of asset retirement obligations;

•	Whether to record a liability for loss contingencies and the amount of any liability;

•	Whether investments are other than temporarily impaired;

•	The amount of income tax expense;

•	Allocations of the purchase price in business combinations to assets and liabilities acquired, including goodwill;

•	Whether any impairments of goodwill have occurred and if so the amounts of impairment charges;

•	Transfers of value beyond proven and probable reserves to amortized assets;

•	Amounts recorded for uncertain tax positions;

•	The timing and amounts recorded of proceeds for insurable losses under insurance claims, and

•	Credit risk adjustments to the discount rates in determining the fair value of derivative instruments.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
Significant Changes in Estimates
Gold and Copper Mineral Reserves
As part of our annual business cycle or when other circumstances warrant, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, and we record a transfer of value beyond proven and probable reserves (“VBPP”) to assets subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment based on the latest reserve estimates. The effect of changes in reserve estimates including the effect of transfers of VBPP to assets subject to amortization, on amortization expense for the three months ended September 30, 2008 was a decrease of $8 million (2007: $12 million increase), and for the nine

BARRICK THIRD QUARTER 2008	38	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

months ended September 30, 2008 was a decrease of $42 million (2007: $20 million increase).
Asset Retirement Obligations (AROs)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO.

	Three month		Nine month
	period ended		period ended
	September 30		September 30

	2008	2007	2008	2007
Operating mines
ARO increase[1]	$8	$24	$40	$53
Closed mines
ARO decrease[2]	(6)	—	(6)	—
ARO increase[3]	1	—	1	—

[1]	These adjustments were recorded with a corresponding adjustment to property, plant and equipment.

[2]	Represents a decrease in AROs at a mine where the corresponding ARO asset had been fully amortized and was therefore recorded as a recovery in other income.

[3]	For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to other expense or other income, respectively.
C Accounting Changes
FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)
In February 2007, the FASB issued FAS 159, which allows an irrevocable option, the Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.
FAS 159 was effective for Barrick beginning in first quarter 2008 and was applied prospectively. We have not adopted the FVO for any of our eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt.
FAS 157, Fair Value Measurements (FAS 157)
In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute.
In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to fair value measurements used in accounting for property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009.
In first quarter 2008, we implemented FAS 157 subject to the delay specified in FSP FAS 157-2 for non-financial assets and liabilities. Refer to note 16 for details of the adoption of FAS 157 and related disclosures.
On October 10, 2008, the FASB issued FSP FAS 157-3. FSP FAS 157-3 clarifies the application of FAS 157 in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 is effective as of the issuance date and has not affected the valuation of our financial assets.
Changes in Financial Statement Presentation — Accretion expense
In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense. Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.
D Accounting Developments
FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)
In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note

BARRICK THIRD QUARTER 2008	39	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

disclosures related to derivative instruments and hedging activities.
FAS 141(R), Business Combinations (FAS 141(R))
In December 2007 the FASB issued FAS 141(R), which replaces FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.
3 > ACQUISITIONS AND DIVESTITURES

	Three month		Nine month
	period ended		period ended
	September 30		September 30

Cash paid on acquisition[1]	2008	2007	2008	2007
Cadence	$365	$—	$365	$—
Sturgeon	83	—	83	—
Cortez	—	—	1,695	—
Arizona Star	—	—	48	—
Kainantu	—	—	4	—
Porgera	—	264	—	264

	448	264	2,195	264
Less: cash acquired	(52)	(5)	(73)	(5)

	$396	$259	$2,122	$259

[1]	All amounts are presented net of cash acquired/divested. Potential deferred tax adjustments may arise from these acquisitions.
A Disposition of Royalties
On July 30, 2008, we entered into a definitive agreement to sell certain non-core royalties to Royal Gold Inc. (“Royal Gold”) in exchange for cash consideration of $150 million and a reduction in various royalties that we are currently obligated to pay to Royal Gold valued at $32 million. The agreement closed on October 2, 2008. We will record a pre-tax gain on sale of approximately $165 million in fourth quarter 2008.
B Acquisition of Cadence Energy (“Cadence”)
On September 5, 2008, we acquired 57.2 million shares of Cadence Energy Inc. (“Cadence”) for cash consideration of $365 million, representing over 96% of the issued and outstanding common shares. We intend to enter into one or more transactions to acquire the remaining shares not tendered to the offer in fourth quarter 2008. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. We have also made a preliminary

BARRICK THIRD QUARTER 2008	40	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

determination that the functional currency of this operation is the Canadian dollar.
The tables below present the purchase cost and the allocation of the purchase price based on our preliminary estimates with respect to the fair values of the assets and liabilities acquired. The final purchase price allocation may differ in material respects from the amounts presented below and will be finalized in 2009. The revenues and expenses from Cadence have been included in our consolidated statement of income from September 1, 2008.
Purchase Cost

Purchase cost per agreement	$361
Purchase price adjustments and transaction costs	4
Less: cash acquired	(52)

$313

Preliminary Purchase Price Allocation

Other current assets	$1
Property, plant and equipment, net	346
Goodwill	76

Total Assets	423

Current liabilities	12
Long-term debt	65
Other long-term liabilities	21

Total liabilities	98

Non-controlling interests	12

Net assets acquired	$313

C Acquisition of Sturgeon Lake Oil Assets (“Sturgeon”)
On September 30, 2008, we acquired all the oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust, for $83 million. The Sturgeon Lake assets are adjacent to Cadence’s Sturgeon Lake assets and the consolidated ownership will allow us to exploit and develop these assets in a cost effective and timely manner. We have determined that this transaction represents an acquisition of assets.
D Acquisition of Arizona Star Resources Corporation (“Arizona Star”)
On March 12, 2008, we acquired all of the remaining common shares of Arizona Star pursuant to our statutory right of compulsory acquisition for $41 million. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The tables below represent the purchase cost and preliminary purchase price allocation for the acquisition of 100% of the common shares of Arizona Star, 94% of which were acquired in the fourth quarter of 2007. The principal item outstanding is the determination of deferred tax effects of the purchase price allocation, which will be finalized in the fourth quarter of 2008.
Purchase Cost

Purchase cost per agreement	$769
Purchase price adjustments and transaction costs	1
Less: cash acquired	(7)

$763

Preliminary Purchase Price Allocation

Other current assets	$1
Equity investment in Cerro Casale project	770

Total Assets	771

Current liabilities	8

Total liabilities	8

Net assets acquired	$763

E Acquisition of 40% Interest in Cortez
On March 5, 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto pic, for a total cash consideration of $1,695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. This contingent payment will be recognized as an additional cost of the acquisition only if the resource/production targets are met and the amounts become payable as a result. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008.
The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The allocation of the purchase price is based upon our preliminary estimates with respect to the fair value of the assets acquired. The actual fair values of the assets acquired may differ materially from the amounts disclosed below. We expect that the purchase price allocation will be completed in the fourth quarter of 2008. The terms of the acquisition are effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our consolidated statements of income from that date onwards.

BARRICK THIRD QUARTER 2008	41	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Purchase Cost

Purchase cost per agreement	$1,695
Less: cash acquired	(14)

$1,681

Preliminary Purchase Price Allocation

Inventories	$47
Other current assets	1
Non-current ore in stockpiles	17
Property, plant and equipment
Building, plant and equipment	184
Capitalized mineral property acquisition and mine development costs	1,057
Value beyond proven and probable reserves	381
Goodwill	31

Total Assets	1,718

Current liabilities	23
Asset Retirement Obligations	14

Total liabilities	37

Net assets acquired	$1,681

F Kainantu Acquisition
On December 12, 2007, we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for cash consideration of $135 million , which reflects the total purchase price, net of $7 million withheld pending certain permit renewals. During the second quarter of 2008, $4 million was paid in settlement of a permit being renewed and we expect to pay the remaining $3 million in the fourth quarter of 2008. The acquisition has been accounted for as a purchase of assets. The purchase price allocation will be finalized in the fourth quarter of 2008.
4 > SEGMENT INFORMATION
In first quarter 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to the regional business units. We have revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we have revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation. In third quarter 2008, we completed the acquisition of Cadence Energy and Sturgeon Lake Oil Assets (“Cadence”) (note 3B). The results of Cadence are distinct from our existing regional business units and as such are presented as Other in our segment information.
Income Statement Information

	Sales		Segment expenses		Segment income (loss)[1]
For the three months ended September 30	2008	2007	2008	2007	2008	2007

Gold
North America	$649	$526	$405	$289	$152	$150
South America	430	297	131	91	259	127
Australia Pacific	397	366	274	259	52	9
Africa	117	104	78	55	23	31
Copper
South America	217	280	100	54	99	205
Australia Pacific	57	111	37	46	5	50
Capital Projects	—	—	—	—	(40)	(53)
Other	11	—	3	—	5	—

	$1,878	$1,684	$1,028	$794	$555	$519

BARRICK THIRD QUARTER 2008	42	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Sales		Segment expenses		Segment income (loss)[1]
For the nine months ended September 30	2008	2007	2008	2007	2008	2007

Gold
North America	$1,864	$1,371	$1,050	$869	$554	$255
South America	1,391	828	380	276	877	369
Australia Pacific	1,204	881	700	698	307	(9)
Africa	426	303	238	204	133	42
Copper
South America	721	822	215	172	450	590
Australia Pacific	186	210	99	91	44	86
Capital Projects	—	—	—	—	(169)	(148)
Other	11	—	3	—	5	—

	$5,803	$4,415	$2,685	$2,310	$2,201	$1,185

[1]	Segment income (loss) represents segment sales, less cost of sales, less amortization and accretion. For the three months ended September 30, 2008, accretion expense was $14 million (2007: $12 million), for the nine months ended September 30, 2008, accretion expense was $41 million (2007: $36 million), see note 14B for further details. Segment income (loss) for the Capital Projects segment includes Project Development expense and losses from capital projects held through equity investees, see notes 9 and 12 for further details.

	Exploration[1]		Regional business unit costs[1,2]
For the three months ended September 30	2008	2007	2008	2007

North America	$23	$21	$15	$8
South America	7	7	7	6
Australia Pacific	18	14	5	9
Africa	4	4	4	4
Capital Projects	1	—	—	—
Other expense outside reportable segments	2	2	—	—

	$55	$48	$31	$27

	Exploration[1]		Regional business unit costs[1,2]
For the three months ended September 30	2008	2007	2008	2007

North America	$64	$49	$36	$22
South America	28	20	21	18
Australia Pacific	41	29	31	26
Africa	12	10	13	9
Capital Projects	2	6	—	—
Other expense outside reportable segments	5	4	1	—

	$152	118	$102	$75

[1]	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

[2]	All amounts related to the Capital Projects segment are included within Project Development Expense.

BARRICK THIRD QUARTER 2008	43	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income

	Three month period ended		Nine month period ended
	September 30		September 30
	2008	2007	2008	2007

Segment income	$555	$519	$2,201	$1,185
Amortization of corporate assets	(7)	(6)	(19)	(15)
Exploration	(55)	(48)	(152)	(118)
Other project expenses	(24)	(2)	(40)	(12)
Corporate administration	(39)	(38)	(110)	(104)
Other expense	(74)	(50)	(163)	(128)
Impairment charges[1]	(112)	(3)	(153)	(6)
Interest income	12	33	34	107
Interest expense	(7)	(28)	(21)	(91)
Other income	39	24	111	94
Loss from capital projects held through equity investees	23	6	38	9

Income before income taxes and other items	$311	$407	$1,726	$921

[1]	Impairment charges relate to various investments not associated with any of our reportable operating segments.
Asset Information

	Amortization	Segment capital expenditures[1]
For the three months ended September 30	2008	2007	2008	2007

Gold
North America	$86	$80	$82	$26
South America	37	77	19	34
Australia Pacific	67	97	46	39
Africa	16	18	45	34
Copper
South America	17	19	23	34
Australia Pacific	15	15	5	2
Capital Projects	—	—	272	104
Other	3	—	—	—

Segment total	241	306	492	273
Other items not allocated to segments	7	6	28	4

Enterprise total	$248	$312	$520	$277

	Amortization	Segment capital expenditures[1]
For the nine months ended September 30	2008	2007	2008	2007

Gold
North America	$241	$228	$217	$108
South America	126	177	56	112
Australia Pacific	188	185	131	152
Africa	53	56	89	82
Copper
South America	54	58	52	45
Australia Pacific	42	32	19	4
Capital Projects	—	—	563	236
Other	3	—	—	—

Segment total	707	736	1,127	739
Other items not allocated to segments	19	15	76	11

Enterprise total	$726	$751	$1,203	$750

[1]	Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended September 30, 2008, cash expenditures were $571 million (2007: $249 million) and the decrease in accrued expenditures were $51 million (2007: $28 million). For the nine months ended September 30, 2008, cash expenditures were $1,162 million (2007: $727 million) and the increase in accrued expenditures were $41 million (2007: $23 million)

BARRICK THIRD QUARTER 2008	44	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > REVENUE AND GOLD SALES CONTRACTS
A Revenue

	Three month period		Nine month period
	ended September 30		ended September 30
	2008	2007	2008	2007

Gold bullion sales[1,2]
Spot market sales	$1,580	$1,264	$4,782	$2,227
Gold sales contracts	—	—	—	1,026

Concentrate sales[3]	1,580 13	1,264 29	4,782 103	3,253 130

	$1,593	$1,293	$4,885	$3,383

Copper sales[1,4]
Copper cathode sales	$218	$279	$713	$822
Concentrate sales	56	112	194	210

	$274	$391	$907	$1,032

Other[5]	$11	$—	$11	$—

[1]	Revenues include amounts transferred from 0CI to earnings for commodity cash flow hedges (see note 15C and 18).

[2]	Gold sales include gains and losses on gold derivative contracts which have been economically offset but not yet settled: third quarter 2008: $1 million gain (2007: $nil million gain), nine months ended September 30, 2008: $1 million gain (2007: $2 million loss).

[3]	Concentrate sales include gains and losses on embedded derivatives in smelting contracts: third quarter 2008: $1 million loss (2007: $1 million gain), nine months ended September 30, 2008: $1 million loss (2007: $1 million gain).

[4]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: third quarter 2008 $3 million gain (2007: $11 million gain), nine months ended September 30, 2008: $19 million gain (2007: $43 million gain). Sales also include gains and losses on embedded derivatives in copper smelting contracts: third quarter 2008 $19 million loss (2007: $12 million gain), nine months ended September 30, 2008: $19 million loss (2007: $12 million gain).

[5]	In third quarter 2008, we acquired Cadence. Refer to note 3B for further details.
Revenue is presented net of direct sales taxes of $20 million for the three months ended September 30, 2008 (2007: $1 million) and $4 million for the nine months ended September 30, 2008 (2007: $9 million).
B Provisional Copper and Gold Sales
Certain of our copper and gold sales arrangements contain provisional pricing mechanisms subject to final price adjustments. At September 30, 2008 and 2007, the following revenue receivables before treatment and refining charges were subject to final price adjustments:

	As at September 30,

	2008	2007
Copper	$128	$239
Gold	12	17

The final price adjustment gains and losses realized were as follows:

	Three months ended		Nine months ended
	September 30		September 30

	2008	2007	2008	2007

Copper	$(15)	$—	$18	$7
Gold	—	—	2	—

C Gold Sales Contracts
At September 30, 2008, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production, of which 4.1 million ounces are at floating spot prices.
Mark-to-Market Value

	Total ounces	At September 30,
$ millions	in millions	2008

Project Gold Sales Contracts	9.5	$(5,027)[1]

[1]	At a spot gold price of $885 per ounce. Refer to note 16 for methodology used in determining the fair value of these contracts.
6 > COST OF SALES

	Gold		Copper		Other

Three month period ended September 30	2008	2007	2008	2007	2008	2007

Cost of goods sold[1]	$814	$669	$136	$99	$1	$—
Unrealized losses on non-hedge currency and commodity contracts	33	2	—	—	—	—
By-product revenues[2]	(16)	(20)	(1)	(1)	—	—
Royalty expense	48	37	2	2	2	—
Mining production taxes	9	6	—	—	—	—

	$888	$694	$137	$100	$3	$—

BARRICK THIRD QUARTER 2008	45	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Gold		Copper		Other

Nine month period ended September 30	2008	2007	2008	2007	2008	2007

Cost of goods sold[1]	$2,276	$1,982	$311	$260	$1	$—
Unrealized losses on non-hedge currency and commodity contracts	(2)	4	—	—	—	—
By-product revenues[2]	(83)	(74)	(2)	(2)	—	—
Royalty expense	152	114	5	5	2	—
Mining production taxes	25	21	—	—	—	—

	$2,368	$2,047	$314	$263	$3	$—

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $49 million for the three months ended September 30, 2008 (2007: $4 million), and $56 million for the nine months ended September 30, 2008 (2007: $15 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $241 million in the three months ended September 30, 2008 (2007: $306 million), and $707 million in the nine months ended September 30, 2008 (2007: $736 million).

[2]	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At September 30, 2008, we had fixed-price commitments to deliver 8 million ounces of silver at an average price of $6.70 per ounce and floating spot price silver sales contracts for 8.5 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at September 30, 2008 was negative $86 million (Dec 31, 2007: negative $111 million). Refer to note 16 for further information on fair value measurements.
7 > OTHER EXPENSE
A Other Expense

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2008	2007	2008	2007

Regional business unit costs[1]	$31	$27	$102	$75
Community development costs[2]	6	8	23	19
Environmental remediation costs	2	2	10	7
World Gold Council fees	3	2	8	8
Currency translation losses	15	3	8	12
Other	17	8	12	7

	$74	$50	$163	$128

[1]	Relates to costs incurred at regional business unit offices.

[2]	Amounts relate to community programs in Peru, Tanzania and Papua New Guinea.
B Impairment Charges

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2008	2007	2008	2007

Impairment charges on investments[1]	$112	$3	$151	$6
Other	—	—	2	—

	$112	$3	$153	$6

[1]	In third quarter 2008, we recorded an impairment charge on our investment in Highland Gold and other investments in junior gold mining companies. In the first quarter of 2008, we recorded an impairment charge on Asset-Backed Commercial Paper of $39 million. Refer to note 12 for further details.
C Other Income

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2008	2007	2008	2007

Gain on sale of assets	$9	$11	$13	$20
Gain on sale of investments[1]	13	9	59	63
Royalty income	6	4	23	10
Interest income	2	—	7	1
Changes in estimates of AROs	9	—	9	—

	$39	$24	$111	$94

[1] In third quarter 2008, we recorded a gain of $12 million on the sale of our investment in OGX Ltd. In the second quarter of 2008, we sold Asset-Backed Commercial Paper for cash proceeds of $49 million and recorded a gain on sale of $42 million. Refer to note 12 for further details.
D Non-controlling Interests

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2008	2007	2008	2007

Pueblo Viejo project	$—	$5	$16	$19
Tulawaka mine	(10)	(3)	(34)	(9)

	$(10)	$2	$(18)	$10

BARRICK THIRD QUARTER 2008	46	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

8 > INCOME TAX EXPENSE

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2008	2007	2008	2007

Current	$109	$136	$436	$323
Deferred	(84)	(78)	(10)	3

	$25	$58	$426	$326

Actual effective tax rate	8%	14%	25%	35%
Release of valuation allowances	33%	—	10%	—
Increase to unrecognized tax benefits	(3%)	—	(2%)	—
Impact of deliveries into Corporate Gold Sales contracts	—	—	—	(13%)
Impact of net currency translation gains (losses) on deferred tax balances	(8%)	8%	(3%)	5%
Impact of tax rate changes	—	—	—	(1%)

Estimated effective tax rate on ordinary income	30%	22%	30%	26%

The primary reasons why our effective income tax rate on ordinary income differs from the 33.5% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Release of Valuation Allowances
In third quarter 2008, due to our ability to implement an internal reorganization, we released $101 million of valuation allowances primarily related to tax loss carry forwards in a foreign subsidiary.
In second quarter 2008, due to the impact of higher market gold prices, we released $74 million of valuation allowances related to U.S. Alternative Minimum tax credits.
Increase to Unrecognized Tax Benefits
In the third quarter of 2008, and in the second quarter of 2008, we made additions to unrecognized tax benefits of $11 million and $19 million respectively relating to U.S. tax positions taken in prior years, which resulted in a corresponding increase to income tax expense. In the third quarter of 2008 we made payments of $11 million related to settlement of a U.S. income tax audit. We expect the amount of unrecognized tax benefits to further decrease within 12 months by approximately $21 million to $22 million, related primarily to the expected payment and settlement of Canadian and U.S. income tax and Canadian mining tax assessments.
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.
In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.
Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.
9 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2008	2007	2008	2007

Exploration:
Minesite exploration	$25	$18	$56	$38
Projects	30	30	96	80

	$55	$48	$152	$118

Project development expense:
Mine development	$13	$41	$110	$124
Non-capitalizable project costs	10	8	31	24
Business development/other	18	—	30	3

	$41	$49	$171	$151

[1]	In fourth quarter 2007, on finalization of a restructuring of our investment in Donlin Creek, we began accounting for our interest using the equity method. Consequently, our equity interest in project expense is recorded as a component of loss from equity investees (see note 12 for further details).

BARRICK THIRD QUARTER 2008	47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10 > EARNINGS PER SHARE

	Three month period ended				Nine month period ended
($ millions, except shares in millions and per	September 30				September 30
share amounts in dollars)	2008		2007		2008		2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$254	$254	$345	$345	$1,253	$1,253	$573	$573
Plus: interest on convertible debentures	—	2	—	1	—	4		3

Income available to common shareholders and after assumed conversions	254	256	345	346	1,253	1.257	573	576
Income from discontinued operations	—	—	—	—	—	—	9	9

Net Income	254	256	345	346	1,253	1,257	582	585

Weighted average shares outstanding	872	872	867	867	872	872	866	866
Effect of dilutive securities
Stock options	—	3	—	3	—	4	—	3
Convertible debentures	—	9	—	9	—	9	—	9

	872	884	867	879	872	885	866	878

Earnings per share
Income from continuing operations	$0.29	$0.29	$0.40	$0.39	$1.44	$1.42	$0.66	$0.66
Net income	$0.29	$0.29	$0.40	$0.39	$1.44	$1.42	$0.67	$0.67

11 > OPERATING CASH FLOW — OTHER ITEMS

	Three month period ended		Nine month period ended
	September 30		September 30
	2008	2007	2008	2007

Adjustments for non-cash income statement items:
Currency translation losses (note 7A)	$15	$3	$8	$12
Amortization of discount on debt securities	(2)	(2)	(7)	(7)
Stock option expense	3	7	12	16
Loss from equity investees (note 12)	22	6	29	32
Non-controlling interests	10	(2)	18	(10)
Gain on sale of investments (note 7C)	(13)	(9)	(59)	(63)
Gain on sale of long-lived assets (note 7C)	(9)	(11)	(13)	(20)
Inventory impairment charges (note 13)	49	4	56	15
Income tax expense (note 8)	25	58	426	326
Income taxes paid	(141)	(110)	(498)	(458)
Income from discontinued operations	—	—	—	(9)
Net change in working capital items, excluding inventory and income taxes payable	131	40	53	42
Settlement of AROs	(9)	(7)	(25)	(21)

Other net operating activities	$81	$(23)	$—	$(145)

BARRICK THIRD QUARTER 2008	48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > INVESTMENTS

	At September 30		At Dec. 31
	2008		2007

		Gains		Gains
	Fair[1]	(losses) in	Fair	(losses) in
	Value	OCI	value	OCI

Available-for-sale Securities[4]
Securities in an unrealized gain position
QGX Ltd.	—	—	13	6
Midway Gold Corp.	—	—	17	9
Other equity securities	4	1	43	26

Securities in an unrealized loss position[3]
Benefit plans[2]
Fixed-income	$3	$—	$4	$—
Equity	9	(1)	14	1
Midway Gold Corp.	5	(6)	—	—
Other equity securities[3]	12	(2)	5	(1)

Other	6	—	—	—

	39	(8)	96	41

Held-to-maturity securities
Asset-Backed Commercial Paper	—	—	46	—

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.[5]	27	—	—	—

	$66	$(8)	$142	$41

[1]	Refer to note 16 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. We record in earnings any unrealized declines in fair value judged to be other than temporary.

[5]	The long-term loan receivable is measured at amortized cost.
Gains on Investments Recorded in Earnings

	Three month period		Nine month period
	ended September 30		ended September 30
	2008	2007	2008	2007

Gains realized on sales[1]	$13	$9	$59	$63

Cash proceeds from sales	$19	$38	$76	$549

[1]	In the third quarter of 2008, we divested our investment in QGX Ltd for cash proceeds of $19 million and realized a gain of $12 million.
Impairment Charges

	Three month period		Nine month period
	ended September 30		ended September 30
	2008	2007	2008	2007

Impairment charges[1]	$112	$3	$151	$6

[1]	In the third quarter 2008, we recorded impairment losses of $98 million against our investment in Highland Gold and $14 million against our investments in other junior gold mining companies. In evaluating whether the impairments at September 30, 2008 were “other than temporary”, we took into account the timing of the decline in fair value below costs that occurred in third quarter 2008, the magnitude fo the decline below the carrying amount, political and geographic risk inherent in the investments and our economic outlook for gold equities. On the basis of this assessment, we concluded that the impairments on Highland Gold and certain other investments at September 30, 2008 were “other than temporary”.
Equity Method Investments

	At September 30		At Dec. 31
	2008		2007

	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount
Highland	$81	$81	$208	$169
Atacama (Reko Diq)[2]	n/a	133	n/a	109
Cerro Casale[2]	n/a	767	n/a	732
Donlin Creek[2]	n/a	76	n/a	64

		$1,057		$1,074

[1]	Refer to note 16 for further information on fair value measurement.

[2]	As our Investments are not publicly traded companies, there are no quoted prices to determine fair values. For impairment purposes we conduct an impairment assessment of events or circumstances that indicate that an other than temporary impairment may have occurred, utilizing an expected present value technique to determine the fair value of underlying assets and liabilities.

BARRICK THIRD QUARTER 2008	49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Total

At January 1, 2008	$169	$109	$732	$64	$1,074
Equity pick-up	9	(22)	(5)	(11)	(29)
Impairment charge	(98)	—	—	—	(98)
Funding	—	46	1	23	70
Purchases	1	—	41	—	42
Elimination of non-controlling interest	—	—	(2)	—	(2)

At September 30, 2008	$81	$133	$767	$76	$1,057

Highland Gold Mining Ltd. (“Highland”)
During 2007, Highland announced the issue of 130.1 million new shares for $400 million. The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. On completion of the transactions, Millhouse was entitled to appoint 3 of 9 Directors to the Board and the CEO of Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to hold a 20.4% ownership stake in Highland and account for the investment using the equity method of accounting.
In third quarter of 2008, we recorded an impairment provision of $98 million against our carrying value of Highland Gold.
Asset-Backed Commercial Paper (“ABCP”)
In second quarter 2008, we reached an agreement with a third party to sell $66 million of our Asset Backed Commercial Paper (“ABCP”). Prior to the second quarter 2008 we had recorded cumulative impairments totaling $59 million on these assets due to conditions in the ABCP market resulting in a carrying value of $7 million at March 31, 2008. We received $49 million in proceeds from this sale resulting in a recovery of $42 million which has been recorded in Other Income.
Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)
In January 2008, we advanced $35 million (“the loan”) to Yokohama to fund expansion of their production facility and secure a guaranteed supply of OTR tires. Interest on the loan is receivable at a lower than market rate, due to the benefit of the supply agreement, and is compounded annually. The principal amount and accrued interest is to be repaid in full no later than 7 years from the initial date of the loan. In the event that Barrick does not satisfy certain minimum monthly purchase commitments, Yokohama has the right to apply the dollar value of the purchase shortfall against the principal balance of the loan.
The loan was initially recorded at its fair value, based on an estimated market borrowing rate for a comparable loan without the related tire supply agreement. After initial recognition, the loan is recorded at amortized cost and interest income is recognized at an effective rate of 6%. We determined that the supply contract component of the agreement is an intangible asset with an initial fair value of $8 million. The intangible asset is amortized on a straight line basis over its useful life.
13 > INVENTORIES

	Gold		Copper
	At Sept 30	At Dec. 31	At Sept. 30	At Dec. 31
	2008	2007	2008	2007

Raw materials
Ore in stockpiles	$838	$698	$36	$63
Ore on leach pads	148	149	177	81
Mine operating supplies	427	351	25	20
Work in process	185	109	9	5
Finished products
Gold doré/bullion	120	87	—	—
Copper cathode	—	—	18	9
Copper concentrate	—	—	11	16
Gold concentrate	33	40	—	—

	1,751	1,434	276	194
Non-current ore in stockpiles [1]	(530)	(414)	(88)	(85)

	$1,221	$1,020	$188	$109

[1]	Ore that we do not expect to process in the next 12 months is classified within Other Assets.

	Three month period		Nine month period
	ended September 30		ended September 30
	2008	2007	2008	2007

Inventory impairment charges	$49	$4	$56	$15

BARRICK THIRD QUARTER 2008	50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at	amount at
	Sept. 30, 2008	Dec. 31, 2007

Exploration projects and other land positions
PNG land positions	140	135
Kanowna	88	74
Other	32	35
Value beyond proven and probable reserves at producing mines	525	322
Projects[1]
Pascua-Lama	745	609
Pueblo Viejo	300	140
Sedibelo	84	81
Buzwagi	437	224
Punta Colorado Wind Farm	59	35

	$2,410	$1,655

[1]	Excludes Cerro Casale, Reko Diq and Donlin Creek that are held through equity investees and Cortez Hills which is included as a component of the acquired mineral property and capitalized mine development costs attributable to the Cortez mine.
Value Beyond Proven and Probable Reserves (“VBPP”)
On acquiring a mineral property, we estimate the VBPP and record these amounts as assets. As part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to amortized assets. For the nine months ended September 30, 2008, we transferred $178 million of VBPP to amortized assets (2007: $79 million). We added $381 million to VBPP on acquiring the additional 40% of Cortez, based on the preliminary purchase price allocation.
B Amortization and Accretion

	Three month period		Nine month period
	ended September 30		ended September 30
2008		2007	2008	2007

Amortization	$248	$312	$726	$751
Accretion	41	12	41	36

	$262	$324	$767	$787

C Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $627 million at September 30, 2008 mainly at our various projects. At September 30, 2008, we also had purchase obligations for supplies and consumables of $1,337 million.
15 > FINANCIAL INSTRUMENTS
A Cash and Equivalents
Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. Cash and equivalents include $1,298 million (December 31, 2007: $480 million) held by Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama project and other capital projects.
B Long-Term Debt
Interest Costs

	Three month period		Nine month period
	ended September 30		ended September 30
	2008	2007	2008	2007

Incurred	$58	$57	$167	$180
Capitalized	(51)	(29)	(146)	(89)

Interest expensed	$7	$28	$21	$91

For the nine months ended September 30, 2008, Cortez Hills, Pascua-Lama, Buzwagi, Pueblo Viejo, Donlin Creek, Sedibelo, Reko Diq, Cerro Casale and the Punta Colorado Wind farm qualified for interest capitalization.
Proceeds
On September 8, 2008, we issued $1,250 million of debentures through Barrick North American Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million in 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provided sufficient funds to the LLCs to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.
We used these proceeds to repay the $990 million we drew down in first quarter 2008, which was used to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on the outstanding loan amount, and a commitment rate of 0.07% to 0.08% on any undrawn amounts.

BARRICK THIRD QUARTER 2008	51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold and copper
• Cost of sales
• Consumption of diesel fuel, propane and natural gas	• Prices of diesel fuel, propane and natural gas
• Non-US dollar expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• By-product credits	• Prices of silver and copper
• Corporate administration, exploration and business development costs	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• Capital expenditures
• Non-US dollar capital expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, EUR and PGK
• Consumption of steel	• Price of steel
• Interest earned on cash	• US dollar interest rates
• Fair value of fixed-rate debt	• US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
The primary objective of the hedging elements of our derivative instrument positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Many of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

BARRICK THIRD QUARTER 2008	52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summary of Derivatives at September 30, 20081

	Notional Amount by Term to								Accounting Classification by						Fair
	Maturity								Notional Amount						value
	Within 1		2 to 5		Over 5				Cash flow		Fair value		Economic
	year		years		years		Total		hedge		hedge		Hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$—		$50		$—		$50		$—		$—		$50	$1
Pay-fixed swaps (millions)		—		(125)		—		(125)		—		—		(125)	(9)

Net swap position		$—		$(75)		$—		$(75)		$—		$—		$(75)	$(8)

Currency contracts
C$:US$ contracts (C$ millions)	C$	257	C$	65	C$	—	C$	322	C$	356	C$	—	C$	(34)	$5
A$:US$ contracts (A$ millions)	A$	1,384	A$	3,222	A$	—	A$	4,606	A$	4,537	A$	—	A$	69	$(80)
CLP:US$ contracts (CLP millions)	CLP	33,507	CLP	6,318	CLP	—	CLP	39,825	CLP	39,825	CLP	—	CLP	—	$(3)
JPY:US$ contracts (JPY millions)	JPY	900	JPY	—	JPY	—	JPY	900	JPY	900	JPY	—	JPY	—	$—
ZAR:US$ contracts (ZAR millions)	ZAR	—	ZAR	—	ZAR	—	ZAR	—	ZAR	—	ZAR	—	ZAR	—	$1
PGK:US$ contracts (PGK millions)	PGK	63	PGK	—	PGK	—	PGK	63	PGK	25	PGK	—	PGK	38	$—

Commodity contracts
Copper call option spread contracts (millions of pounds)		79		—		—		79		—		—		79	$9
Copper sold forward contracts (millions of pounds)		99		4		—		103		103		—		—	$2
Copper collar contracts (millions of pounds)		306		100		—		406		384		—		22	$131
Diesel contracts (thousands of barrels)[2]		2,509		3,397		80		5,986		5,261		—		725	$84
Natural Gas contracts (thousands of Btu)		610		—		—		610		460		—		150	$(6)
Propane contracts (thousands of gallons)		30		8		—		38		38		—		—	$(16)
Steel contracts (mt)		3		—		—		3		—		—		3	$(2)

[1]	Excludes gold and silver sales contracts (see notes 5 and 6), refer to note 16 for further information on fair value measurements.

[2]	Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.
US Dollar Interest Rate Contracts
Cash Flow Hedges
During the quarter we added $500 million of pay-fixed interest rate swaps that were designated as hedges against the movement of interest rates for an anticipated fixed-rate debt issuance. We issued the debt in September and subsequently closed out the swaps at a cost of $18 million. This hedge loss remains as a component of OCI and will be amortized as a component of interest expense over the 10-year term of the debt.
Non-hedge Contracts
We have a net $75 million US dollar pay-fixed interest-rate swap position outstanding that was used to economically hedge the US dollar interest-rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$356 million, A$4,537 million, CLP39,825 million, PGK25 million and JPY900 million have been designated against forecasted non-US dollar denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$300 million, A$4,411 million, CLP15,039 million, JPY900 million and PGK25 million portions of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining A$126 million, C$56 million and CLP24,786 million prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk. For details of how we apply the hypothetical derivative method refer to note 20C of our 2007 Year End Financial Statements.
Economic Hedge Contracts
We have C$34 million, A$69 million and PGK38 million contracts that were not designated as hedges and

BARRICK THIRD QUARTER 2008	53	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

outstanding as of September 30, 2008. Changes in the fair value of economic hedge currency contracts were recorded in cost of sales, corporate administration, interest income/expense or income tax expense.
Commodity Contracts
Cash Flow Hedges
Diesel Fuel
Commodity contracts totaling 5,261 thousand barrels of WTI, WTB, MOPS and JET have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next six years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk. For details of how we apply the hypothetical method refer to note 20C of our 2007 Year End Financial Statements.
Copper
The terms of a series of copper-linked notes resulted in an embedded fixed-price forward copper sales contract (for 324 million pounds) that met the definition of a derivative and must be separately accounted for. At September 30, 2008, embedded fixed-price forward copper sales contracts for 79 million pounds were outstanding after deliveries of copper totaling 245 million pounds. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales. In addition to the embedded fixed-price forward copper sales contracts outstanding, there are 24 million pounds of copper forwards hedging future sales at Zaldívar. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.
Copper collar contracts totaling 298 million pounds have been designated as hedges against copper cathode sales at our Zaldívar mine and 86 million pounds have been designated as hedges against copper concentrate sales at our Osborne mine.
For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective and retrospective hedge effectiveness is assessed on these hedges using a dollar offset method. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.
Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. Prospective and retrospective hedge effectiveness is assessed using a regression method. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk. For details of how we apply the regression method refer to note 20C of our 2007 Year End Financial Statements. During third quarter 2008, we recorded ineffectiveness of a $4 million gain on these hedges. The ineffectiveness was caused by changes in the price of gold impacting the hypothetical derivative, but not the hedging derivative. Prospective effectiveness tests indicate that these hedges are expected to be highly effective in the future.
Economic Hedge Contracts
Diesel Fuel/Natural Gas
Economic hedge fuel contracts are used to mitigate the risk of price changes on fuel consumption at various sites. On completion of regression analysis, we concluded that contracts totaling 725 thousand barrels of fuel and 150 thousand btus do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between derivative contract prices and the prices charged to the sites by oil suppliers. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in fuel prices. Changes in the fair value of economic hedge fuel contracts are recorded in current period cost of sales.
Copper
In first quarter 2007, we purchased and sold call options on 274 million pounds of copper over the next 2 1/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over a period of 2 1/2 years. At September 30, 2008, the notional amount of options outstanding had decreased to 79 million pounds due to expiry of options totaling 26 million pounds in third quarter 2008. These contracts do not meet the “highly effective” criterion for hedge accounting under FAS 133. We paid option premiums of $10 million at the inception of these contracts in first quarter 2007 that was included under investing activities in the cash flow

BARRICK THIRD QUARTER 2008	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

statement in first quarter 2007. Changes in the fair value of these copper options are recorded in current period revenue.
At September 30, 2008, copper collar contracts for 22 million pounds of copper were outstanding that were not designated as hedges.
Economic Hedge Gains (Losses)

	Three month period ended		Nine month period ended
	September 30		September 30

	2008	2007	2008	2007	Income statement classification

Commodity contracts
Copper	$—	$13	$22	$45	Revenue
Gold	7	(1)	2	(9)	Revenue
Fuel	(36)	1	2	2	Cost of sales
Currency contracts	(12)	(1)	—	(1)	Cost of sales/corporate administration/other income/expense/ income tax expense
Interest rate contracts	(1)	(1)	(2)	—	Interest income/ expense
Share purchase warrants	—	—	—	(1)	Interest income/ expense

	(42)	11	24	36
Hedge ineffectiveness	3	(2)	(3)	(1)	Various

	$(39)	$9	$21	$35

In third quarter 2008, increased credit risk attributable to some of our counterparties resulted in an adjustment of $ 5 million to the fair value of our derivative instruments, and the recognition of a gain of $4 million, due to hedge ineffectiveness, which was recorded in our consolidated statement of income.
Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
				Operating	Corporate	Capital	Cash	Long-term
	Gold	Copper	Diesel Fuel	costs	Administration	expenditures	balances	debt	Total

At Dec. 31, 2007	$15	$14	$79	$238	$27	$(1)	$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	46	27	(172)	(16)	(2)	—	(17)	(134)
Transfers to earnings:
On recording hedged items in earnings	(3)	50	(50)	(150)	(10)	3	—	1	(159)

At September 30, 2008	$12	$110	$56	$(84)	$1	$—	$—	$(33)	$62

Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Corporate Administration	Amortization	Interest Income	Interest expense

Portion of hedge gain (loss) expected to affect earnings over the next 12 months[1]	$6	$85	$6	$9	$2	$—	$—	$(3)	$105

[1]	Based on the fair value of hedge contracts at September 30, 2008.
16 > FAIR VALUE MEASUREMENTS
In first quarter 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that we use to value these assets and liabilities. We have also begun to provide the fair value information that is required to be disclosed under FAS 107, Disclosures about Fair Value of Financial Instruments, for our normal gold and silver sales contracts in this note. We have elected to present information for derivative instruments on a net basis. Beginning in 2009, we will also apply FAS 157 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations.
The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are

BARRICK THIRD QUARTER 2008	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, we adjust our valuation models to incorporate a measure of credit risk.
Fair Value Measurements at September 30, 2008

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Available-for- sale securities	$39	$—		$39
Derivative Instruments	—	117	—	117

	$39	$117	$—	$156

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Held-to-maturity
securities

At January 1, 2008	$46
Impairment charge[1]	(39)
Sales[2]	(7)

At September 30, 2008	$—

[1]	In the first quarter, we recorded an impairment charge on ABCP of $39 million.

[2]	In the second quarter, we reached a settlement agreement with respect to ABCP for proceeds of $49 million.
Valuation Techniques
Available-for-Sale Securities
The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.
Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Due to the recent instability of the financial markets, counterparty credit risk has had a larger impact on our derivative valuations than in previous periods. The fair value of our derivative contracts are adjusted for credit risk based upon the observed 5 year credit default swap spread for each particular counterparty, as appropriate. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market corroborated inputs Derivative instruments are classified within Level 2 of the fair value hierarchy.
Normal Gold and Silver Sales Contracts
The fair value of normal gold and silver sales contracts is calculated by discounting expected cash flows using discount rates based on gold and silver contango rate curves. Gold and silver contango rates are market observable inputs, and therefore our normal gold and silver sales contracts would be classified within Level 2 of the fair value hierarchy.
17 > CAPITAL STOCK
Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick

BARRICK THIRD QUARTER 2008	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
At September 2008, 0.5 million BGI exchangeable shares were outstanding, which are equivalent to 0.3 million Barrick common shares (2007 — equivalent to 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share.
Repurchase of Preferred Shares of Subsidiary
In the third quarter, we entered into an agreement to repurchase preferred shares issued by one of our subsidiary corporations. The acquisition of these shares represents a capital transaction, and consequently, the costs of acquisition in excess of the carrying amount were charged directly to retained earnings.
Dividends
On October 29, 2008, the Board of Directors declared a dividend of US dollars $0.20 per share, payable on December 15, 2008, to shareholders of record at the close of business on November 28, 2008.
18 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	Three month period ended		Nine month period ended
	September 30		September 30
	2008	2007	2008	2007

Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $186, $100, $105, $60	$370	$212	$250	$223
Investments, net of tax of $2, $6, $4, $7	11	31	37	46
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(143)	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $2, $4	7	(7)	7	(7)

	$245	$93	$151	$119

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(422)	72	(134)	176
Changes in fair value of investments	(22)	21	(4)	56
Translation adjustment of Cadence	(3)	—	(3)	—
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(72)	(31)	(159)	(106)
Investments:
Impairment charges	14	—	14	3
Gains realized on sale	(13)	(9)	(59)	(63)

Other comprehensive income (loss), before tax	(518)	53	(345)	66
Income tax recovery (expense) related to OCI	173	(25)	94	(64)

Other comprehensive income (loss), net of tax	$(345)	$28	$(251)	$2

Accumulated OCI at September.30
Cash flow hedge gains, net of tax of $16, $124, $16, $124	46	229	46	229
Investments, net of tax of $1, $7, $1, $7	(7)	42	(7)	42
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(146)	(143)	(146)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $2, $4	7	(7)	7	(7)

	$(100)	$121	$(100)	$121

19 > STOCK-BASED COMPENSATION
Employee Share Purchase Plan
On April 1, 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.
20 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings

BARRICK THIRD QUARTER 2008	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. On February 15, 2008, the Court issued an order granting the plaintiffs’ motion for class certification. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. Under the briefing schedule established by the Court of Appeals the Province’s initial brief in the Appeal was filed on August 15, 2008, the Company’s responsive brief was filed on September 15, 2008, and the Province’s reply brief was filed on October 15, 2008. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen

BARRICK THIRD QUARTER 2008	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. A hearing on the motion to dismiss has been set by the trial court for November 27, 2008.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Pic (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

BARRICK THIRD QUARTER 2008	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415
Email: investor@barrick.com
Website: www.barrick.com
SHARES LISTED
ABX — The Toronto Stock Exchange
           The New York Stock Exchange
INVESTOR CONTACT
Deni Nicoski
Vice President, Investor Relations
Tel: (416) 307-7410
Email: dnicoski@barrick.com
TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com
BNY MELLON SHAREOWNER SERVICES
480 Washington Blvd. — 27th Floor
Jersey City, NJ 07310
Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com
MEDIA CONTACT
Vincent Borg
Senior Vice President, Corporate Communications
Tel: (416) 307-7477
Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Third Quarter Report 2008, including any information as to our strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue‘, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.